The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125497
Subject to Completion. Dated September 8, 2005.
Preliminary Prospectus Supplement to Prospectus dated July 8, 2005.
4,000,000 Shares
Common Stock

       Myogen, Inc. is offering 4,000,000 shares of common stock to be sold in the offering.
       The common stock is quoted on the Nasdaq National Market under the symbol “MYOG”. The last reported sale price of the common stock on September 6, 2005 was $21.05 per share.
       See “Risk Factors” on page S-8 of this prospectus supplement and page 2 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Myogen	$	$
       To the extent that the underwriters sell more than 4,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 600,000 shares from Myogen, Inc. at the offering price to the public less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on September                     , 2005.
Goldman, Sachs & Co.

CIBC World Markets

First Albany Capital

Lazard Capital Markets

Prospectus Supplement dated September                    , 2005.

ABOUT THIS PROSPECTUS SUPPLEMENT
       This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the common stock being offered by us. The second part, the accompanying prospectus dated July 8, 2005, gives more general information about our common stock. You should read the entire prospectus supplement, the accompanying prospectus, as well as the information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Under no circumstances should the delivery to you of this prospectus supplement and the accompanying prospectus or any sale made pursuant to this prospectus supplement create any implication that the information contained in this prospectus supplement and the accompanying prospectus is correct as of any time after the date of this prospectus supplement.
       Unless we indicate otherwise, references in this prospectus supplement to “Myogen,” “we,” “our” and “us” are Myogen, Inc. and its subsidiary.
       We own applications for federal registration and claim rights in the following service marks and trademarks: Myogen® and the Myogen logo and Perfan®. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners. In this prospectus, references to “Myogen,” “we,” “us” and “our” refer to Myogen, Inc., a Delaware corporation, and our subsidiary, Myogen GmbH, a German corporation.

PROSPECTUS SUPPLEMENT SUMMARY
       This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors,” the financial statements and other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.
Business Overview
       We are a biopharmaceutical company focused on the discovery, development and commercialization of small molecule therapeutics for the treatment of cardiovascular disorders. We believe our advanced understanding of the biology of cardiovascular disease combined with our clinical development expertise in cardiovascular therapeutics provide us with the capability to discover novel therapies, as well as identify, license, acquire and develop products that address serious, debilitating cardiovascular disorders that are not adequately treated with existing therapies.
       We have two selective oral endothelin receptor antagonist (ERA) product candidates in late-stage clinical development: ambrisentan which is in Phase 3 clinical development for the treatment of patients with pulmonary arterial hypertension (PAH) and darusentan which recently completed a Phase 2b clinical trial for the treatment of patients with resistant hypertension. Our product candidates are orally administered small molecules that may offer advantages over currently available therapies and address unmet needs in their respective markets. We also conduct a drug discovery research program in collaboration with the Novartis Institutes for BioMedical Research, Inc. (Novartis) through which we seek to discover and develop disease-modifying drugs for chronic heart failure and related disorders.
       Our goal is to create an integrated biopharmaceutical company focused on the discovery, development and commercialization of novel therapies that address the fundamental mechanisms involved in cardiovascular disease, with an initial focus on highly debilitating chronic conditions. Our strategy is to utilize our advanced understanding of the molecular biology and clinical medicine of cardiovascular disease to (i) complete the clinical development of, and obtain regulatory approvals for, ambrisentan and darusentan, (ii) discover and develop novel therapeutics which slow or reverse the progression of cardiovascular disease, and (iii) identify and acquire additional clinical-stage compounds. In addition, we plan to develop our own sales and marketing capabilities focused on targeted markets and to enter into co-promotion or licensing partnerships with larger pharmaceutical or biotechnology companies when necessary to reach larger markets. Similarly, we intend to selectively enter into strategic research and development collaborations with other pharmaceutical or biotechnology companies to advance our research program.
Selective Oral Endothelin Receptor Antagonists: Ambrisentan and Darusentan
       Ambrisentan and darusentan are members of a class of therapeutic agents known as endothelin receptor antagonists. Endothelin is a small peptide hormone that is believed to play a critical role in the control of blood flow and cell growth. Elevated endothelin blood levels are associated with several cardiovascular disease conditions, including PAH, chronic kidney disease, hypertension, chronic heart failure, stroke and restenosis of arteries after balloon angioplasty or stent implantation. Therefore, many scientists believe agents that block the detrimental effects of endothelin may provide significant benefits in the treatment of these conditions.
       There are two classes of endothelin receptors, ETA and ETB, which play different roles in regulating blood vessel diameter. The binding of endothelin to ETA receptors located on smooth muscle cells causes vasoconstriction, or narrowing of the blood vessels. However, the binding of endothelin to ETB receptors located on the vascular endothelium causes vasodilation through the production of nitric oxide and prostacyclin. The activity of the ETB receptor is thought to be counter-regulatory, protecting against excessive vasoconstriction.
       We believe several therapeutic opportunities exist for a new class of ERAs that bind selectively to the ETA receptor in preference to the ETB receptor. Such selective ETA antagonists may block the negative effects of endothelin by preventing the harmful effects of vasoconstriction and cell proliferation, while preserving the beneficial effects of the ETB receptor. We believe the potential clinical benefits of selective ETA antagonists may position these compounds as the treatment of choice for PAH, resistant hypertension and, potentially, other cardiovascular disorders.
Ambrisentan
       PAH is a highly debilitating disease of the lungs characterized by severe constriction of the blood vessels in the lungs leading to very high pulmonary arterial pressures. Patients with PAH suffer from extreme shortness of breath as the heart struggles to pump against these high pressures ultimately causing such patients to die of heart failure. PAH afflicts approximately 200,000 patients in the United States and the European Union.
       Ambrisentan is an ERA that has demonstrated selectivity for the ETA receptor in preclinical studies. The compound demonstrates high potency, high bioavailability and a relatively long half-life. In addition, the compound does not induce or inhibit the P450 metabolic pathway utilized by most existing PAH medications, reducing the possibility of interactions with other medications and increasing its potential for use in combination therapy.
       In September 2003, we completed a randomized, double-blind, multi-center, dose-ranging Phase 2 study evaluating the effect of ambrisentan on exercise capacity of patients with moderate to severe PAH. Exercise capacity was the primary efficacy endpoint and was measured as the change from baseline in the six-minute walk test distance after 12 weeks of treatment. A total of 64 patients were randomized to one of four ambrisentan dose groups (1.0, 2.5, 5.0 or 10.0 milligrams). Doses were administered orally once a day for 12 weeks.
       To date, the results of our Phase 2 trial and related extension trial have demonstrated:

•	a statistically significant, clinically meaningful, and durable increase in exercise capacity (the primary efficacy parameter) in all four ambrisentan dose groups;

•	an improvement in all secondary endpoints and cardiopulmonary hemodynamics;

•	ambrisentan appears to be generally well tolerated in patients who have received it;

•	among the study patients also taking anticoagulant therapy, there are no apparent interactions with the anticoagulant and no anticoagulant dose adjustments were required;

•	a low incidence of potential liver toxicity as assessed by liver function tests;

•	an apparent survival benefit to patients treated with ambrisentan alone or in combination with other drugs when compared with predicted survival based on the National Institutes of Health Registry formula; and

•	patients with less severe symptoms (Class II disease) appear to achieve a comparable benefit in exercise capacity as do patients with more severe symptoms (Class III disease). Clinical trial results of other compounds tested for PAH indicate that certain compounds are comparatively less effective in patients with early stages of the disease, a limitation referred to as a “ceiling effect.”
       Based on these Phase 2 clinical trial results, we believe ambrisentan may be useful in treating patients with PAH and may offer several clinical benefits over existing PAH therapies.

       We initiated two pivotal Phase 3 trials of ambrisentan, ARIES-1 & -2, in early 2004. We completed patient enrollment in ARIES-2 on July 21, 2005 and expect to report top line results from the trial in December 2005. In addition, we expect to complete patient enrollment in ARIES-1 by the end of the fourth quarter of 2005 and report top line results from the trial approximately six months thereafter.
Darusentan
       Hypertension affects approximately 65 million individuals in the United States and approximately one billion worldwide. In the United States, approximately 60% of these individuals are diagnosed and receive anti-hypertensive therapy. Nonetheless, an estimated 10% to 30% of treated patients remain at risk for serious cardiovascular and renal complications because they are unable to achieve blood pressures within the recommended ranges despite taking multiple anti-hypertensive medications on a daily basis. The “Seventh Report of the Joint National Committee on Prevention, Detection, Evaluation and Treatment of High Blood Pressure” (JNC7), issued in May 2003, has focused attention on this problem and defines resistant hypertension as “the failure to achieve goal blood pressure in patients who are adhering to full doses of an appropriate three-drug regimen that includes a diuretic.”
       We believe there is a significant need for a therapeutic agent that, when used in combination with currently available medications, is capable of lowering blood pressure in patients suffering from resistant hypertension. In addition, we believe this need cannot be adequately addressed simply by improving compliance or optimizing dosages of existing anti-hypertensive medications, but instead requires innovative new drugs with new mechanisms of action.
       As an ERA, darusentan acts through a different mechanism of action than that of existing anti-hypertensive therapies. It demonstrates high potency, high bioavailability and a half-life that we believe may be suitable for once daily dosing.
       On August 18, 2005, we reported positive top line results from a Phase 2b clinical trial that evaluated the safety and efficacy of darusentan in patients with resistant hypertension. This randomized, double-blind, placebo-controlled clinical trial enrolled 115 patients in the United States. The trial achieved its primary endpoint and demonstrated that 300 mg of darusentan dosed once daily resulted in statistically significant, placebo-corrected reductions of 11.6 mmHg (p=0.02) in systolic blood pressure and 7.0 mmHg (p<0.001) in diastolic blood pressure. Clinically meaningful reductions in systolic and diastolic blood pressure were also observed at earlier time points at lower doses. Darusentan was generally well tolerated, suggesting a favorable safety profile. The most common adverse event was peripheral edema. There were no observed serum aminotransferase concentrations above two times the upper limit of the normal range. Previous clinical trials of other ERAs in patients with hypertension demonstrated dose-dependent increases in serum aminotransferase concentrations, requiring withdrawal of therapy for safety reasons.
       Based on the results of the Phase 2b trial, we plan to move forward with Phase 3 clinical development of darusentan for the treatment of resistant hypertension following our End-of-Phase 2 meeting with the Food and Drug Administration (FDA).
Discovery Research Program
       We have built a drug discovery research team and infrastructure utilizing sponsored research programs and licensing arrangements with academic institutions. The goal of our target and drug discovery research is to discover and develop disease-modifying drugs for chronic heart failure and related disorders. To date, we have acquired intellectual property rights to a series of cardiac molecular targets and signaling systems that we believe are of critical importance in cardiac muscle disease. In addition, we have acquired a 60,000 compound library, advanced several targets through high-throughput screening and identified a series of promising lead structures.
       In October 2003, we entered into a research collaboration with Novartis to advance our drug discovery work. In exchange for signing fees paid by Novartis totaling $5.0 million and an obligation by Novartis to provide research funding through October 2006, Novartis has the exclusive right to license drug targets and compounds developed through the collaboration. In May 2005, we expanded the collaboration to include our histone deacetylase inhibitor (HDACi) program. Upon the completion of Phase 2 clinical trials of any product candidate Novartis has licensed from us (with the exception of certain HDACi product candidates), we have the option to enter into a co-promotion and profit sharing agreement for that product candidate.
       Since October 2003, proceeds received from our collaboration with Novartis have covered, and for 2005 are expected to cover, substantially all of our drug discovery expenses.
Risk Factors
       Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” included in this prospectus supplement.
Myogen Corporate History and SEC Reports
       We were incorporated in Colorado in June 1996 and we reincorporated in Delaware in May 1998. We operate as a single business segment. Our website address is www.myogen.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus supplement or the accompanying prospectus. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments to those reports, are available free of charge through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Additionally, you may read and copy materials that we file with the Securities and Exchange Commission (SEC) at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

THE OFFERING

Common stock we are offering	4,000,000 shares

Common stock to be outstanding immediately after the offering	39,781,247 shares

Use of proceeds	To continue the development of our product candidates and our research program, including the acceleration and expansion of our darusentan clinical development program, to prepare for the potential commercial launch of our product candidates and to fund working capital and for other general corporate purposes.

Nasdaq National Market symbol	MYOG
       Unless we specifically state otherwise, the information in this prospectus supplement and the accompanying prospectus assumes that the underwriters will not exercise the overallotment option granted to them.
       The number of shares of common stock to be outstanding after the offering is based on the number of common shares outstanding as of June 30, 2005 and excludes (each as of June 30, 2005):

•	1,878,351 shares of common stock underlying warrants outstanding at a weighted average exercise price of $7.78 per share;

•	3,945,220 shares of common stock underlying options outstanding at a weighted average exercise price of $4.68 per share; and

•	1,289,639 shares available for issuance or future grant under our 2003 Equity Incentive Plan and 230,531 shares available for issuance under our 2003 Employee Stock Purchase Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA
       The historical summary financial data set forth below for the years ended December 31, 2004, 2003 and 2002 are derived from our audited financial statements. The historical summary financial data for the six months ended June 30, 2005 and 2004 are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair presentation of the results for those periods. You should read the information contained in this table in conjunction with our financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 15, 2005 and our Form 10-Q for the quarterly period ended June 30, 2005, as filed with the SEC on August 5, 2005. Our historical results are not necessarily indicative of the operating results to be expected in the future.

						Cumulative Period
						from
	For the Six Months					June 10, 1996,
	Ended June 30,		Years Ended December 31,			(Date of Inception)
						Through June 30,
	2005	2004	2004	2003	2002	2005

	(Unaudited)					(Unaudited)
	(In thousands, except share and per share data)
Statement of Operations
Data:
Revenues:
Product sales	$1,661	$1,752	$3,318	$2,846	$2,343	$12,402
Research and development contracts	3,286	3,003	6,606	1,010	—	10,903

	4,947	4,755	9,924	3,856	2,343	23,305
Costs and expenses:
Cost of product sold	580	549	1,077	885	877	4,345
Research and development(1)	38,097	27,086	54,124	37,365	24,950	180,940
Selling, general and administrative(1)	6,229	4,282	9,259	4,387	4,650	33,327
Stock-based compensation	1,034	2,334	3,948	4,192	681	9,907

	45,940	34,251	68,408	46,829	31,158	228,519

Loss from operations	(40,993)	(29,496)	(58,484)	(42,973)	(28,815)	(205,214)
Interest income (expense), net	1,173	308	821	(136)	786	4,395

Loss before income taxes	(39,820)	(29,188)	(57,663)	(43,109)	(28,029)	(200,819)
Income taxes	1	9	22	39	18	84

Net loss	(39,821)	(29,197)	(57,685)	(43,148)	(28,048)	(200,903)
Accretion of mandatorily redeemable convertible preferred stock	—	—	—	(13,187)	(14,684)	(32,500)
Deemed dividend related to beneficial conversion feature of preferred stock(2)	—	—	—	(39,935)	—	(39,935)

Net loss attributable to common stockholders	$(39,821)	$(29,197)	$(57,685)	$(96,270)	$(42,731)	$(273,338)

Basic and diluted net loss per common share	$(1.11)	$(1.10)	$(2.00)	$(17.79)	$(42.59)

Weighted average common shares outstanding (3)	35,762,163	26,476,058	28,839,076	5,411,891	1,003,426

	As of June 30,	As of December 31,

	2005	2004	2003	2002

	(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and investments	$88,432	$119,589	$114,252	$33,798
Total assets	96,433	125,603	121,273	38,144
Long-term obligations	2,505	1,901	5,064	3,740
Deficit accumulated during the development stage	(215,982)	(176,162)	(118,477)	(75,329)
Total stockholders’ equity/(deficit)	68,679	107,314	103,922	(76,829)

(1)	For the six months ended June 30, 2005 and 2004, research and development and selling, general and administrative expenses exclude stock-based compensation of approximately $530,000 and $504,000 and $1,151,000 and $1,183,000, respectively. For the years ended December 31, 2004, 2003 and 2002, research and development and selling, general and administrative expenses exclude stock-based compensation of approximately $1,971,000 and $1,977,000, $2,373,000 and $1,819,000, and $431,000 and $250,000, respectively. For the cumulative period from June 10, 1996 (Inception) to June 30, 2005, research and development and selling, general and administrative expenses exclude stock-based compensation of approximately $5,357,000 and $4,550,000, respectively.

(2)	During the year ended December 31, 2003, we raised $39.9 million through the sale of additional shares of Series D preferred stock in August and upon the completion of our initial public offering in November, all of the outstanding Series A, C and D mandatorily redeemable convertible preferred stock was converted into approximately 19.4 million shares of common stock. We recorded a non-cash beneficial conversion charge of $39.9 million in 2003, which is calculated as the difference between the Series D preferred stock offering price and the estimated fair value of the Series D preferred stock, limited to the amount of the proceeds from the sale of the Series D preferred stock.

(3)	The weighted average shares used in computing basic and diluted net loss per share is calculated based on the weighted-average number of common shares outstanding during the year and excludes all dilutive potential common stock, including options, mandatorily redeemable convertible preferred stock, convertible preferred stock, common stock subject to repurchase and warrants. In November 2003, we sold 5.75 million shares of common stock for net proceeds of $73.3 million in our initial public offering. Concurrently, we issued approximately 19.6 million shares of common stock upon the conversion of all of the outstanding shares of Series A, B, C and D preferred stock. Accordingly, this resulted in the increase in the weighted average common shares outstanding for the year ended December 31, 2003.

RISK FACTORS
      Before you invest in our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information included or incorporated by reference in this prospectus, including our historical consolidated financial statements and related notes, before you decide to purchase shares of our common stock. If any of the events discussed herein actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.
Risks Related to Our Business
We are at an early stage of development as a company and we do not have, and may never have, any products that generate significant revenues.
      We are at an early stage of development as a biopharmaceutical company, and we do not have any commercial products that generate significant revenues. Our existing product candidates will require extensive clinical evaluation, regulatory review and marketing efforts and substantial investment before they could provide us with any revenues. Our efforts may not lead to commercially successful drugs, for a number of reasons, including:

•	our product candidates may not prove to be safe and effective in clinical trials;

•	we may not be able to obtain regulatory approvals for our product candidates, or approvals may take longer than anticipated, or approvals may be narrower than we seek;

•	we may not have adequate financial or other resources to complete the development and commercialization of our product candidates; or

•	any products that are approved may not be accepted in the marketplace.
      Other than sales of Perfan I.V. in Europe, which are only minor, we do not expect to be able to market any of our product candidates for a number of years. If we are unable to develop, receive approval for, or successfully commercialize any of our product candidates, we will be unable to generate significant revenues. If our development programs are delayed, we may have to raise additional capital or reduce or cease our operations.
We have a history of operating losses and we may never become profitable.
      We have experienced significant operating losses since our inception in 1996. At June 30, 2005, we had an accumulated deficit of $216.0 million. For the years ended December 31, 2004 and 2003 we had operating losses of $58.5 million and $43.0 million, respectively, and for the six months ended June 30, 2005 we had an operating loss of $41.0 million. Revenues from the commercial sales of our only approved product, Perfan I.V., were $3.3 million and $2.8 million for the years ended December 31, 2004 and 2003, respectively, and we will not achieve profitability from the sales of this product alone. We also do not expect that research and development revenue, which was $6.6 million and $1.0 million in 2004 and 2003, respectively, will become sufficient for us to achieve profitability. We have funded our operations principally from the sale of our equity securities. We expect to continue to incur substantial additional operating losses for the next several years as we pursue our clinical trials, research and development efforts and commercialization of our product candidates. To become profitable, we, either alone or with our collaborators, must successfully develop, manufacture and market our product candidates, or continue to identify, develop, acquire, manufacture and market other new product candidates. We may never have any significant revenues or become profitable.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates or continue our research and development programs.
      Our operations have consumed substantial amounts of cash since inception. To date, our sources of cash have been primarily limited to the sale of our equity securities. We expect to continue to spend substantial amounts on research and development, including amounts spent on conducting clinical trials for our product candidates, manufacturing clinical supplies, preparing for potential commercial launch of our product candidates and expanding our discovery research programs. In the first half of 2005, our operations consumed approximately $5.0 million of cash per month, compared to $4.4 million of cash per month in 2004. This rate of cash consumption would have increased by an average of $0.4 million per month in 2005 had research and development funding not been received. We expect that our monthly cash used by operations will continue to increase for the next several years. Based on current spending projections, and assuming receipt of approximately $78 million in net proceeds from this offering, we believe that our current cash, cash equivalents and investments are sufficient to fund operations into the first quarter of 2007. We may be required to raise additional capital to complete the development and commercialization of our current product candidates. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our drug development or discovery research programs or our commercial development activities. We also may be required to:

•	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; and

•	relinquish, license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on terms that are less favorable than might otherwise be available.
We may experience delays in our clinical trials that could adversely affect our financial position and our commercial prospects.
      We do not know when our current clinical trials will be completed, if at all. We also cannot accurately predict when other planned clinical trials will begin or be completed. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and other drugs approved for the conditions we are investigating. Other companies are conducting clinical trials and have announced plans for future trials that are seeking or likely to seek patients with the same diseases as those we are studying. Competition for patients in some cardiovascular disease trials is particularly intense because of the limited number of leading specialist physicians and the geographic concentration of major clinical centers.
      A number of factors may prevent us from completing our projected goals for enrollment or decrease the pace of enrollment in our Phase 3 ARIES-1 trial of ambrisentan in PAH. These factors include the relatively small PAH patient population; the inclusion of placebo control groups in our studies; competing trials being conducted by Encysive Pharmaceuticals Inc. of sitaxsentan, an ERA, in a substantially similar PAH patient population; the Phase 3 trial of bosentan, an ERA, in PAH patients with Class II symptoms being conducted by Actelion Ltd; the continued market adoption of bosentan; the approval and continued market adoption of sildenafil in patients with PAH in the United States and Europe, and clinical trials being conducted by ICOS Corporation and Eli Lilly and Co. of oral tadalafil in PAH. We have committed substantial resources to the ARIES-1 trial in an attempt to increase the likelihood of completing enrollment by the end of 2005. These efforts may not be successful in achieving our projected enrollment rates.

      In addition, a number of factors may affect the pace of enrollment of our planned Phase 3 trial of darusentan in patients with resistant hypertension, including the relatively smaller number of patients who meet the definition of resistant hypertension as compared to other types of hypertension and other trials which may seek to enroll patients that would otherwise be eligible to participate in our trial, such as the Phase 3 clinical trial being conducted by the Speedel Group of a once daily oral ERA in patients with diabetic renal disease.
      As a result of the numerous factors which can affect the pace of progress of clinical trials, our trials may take longer to enroll patients than we anticipate, if they can be completed at all. Delays in patient enrollment in the trials may increase our costs and slow our product development and approval process. Our product development costs will also increase if we need to perform more or larger clinical trials than planned. If other companies’ product candidates show favorable results, we may conduct additional clinical trials. Any delays in completing our clinical trials or any need to conduct additional clinical trials will delay our ability to seek approval and potentially generate revenue from product sales, and we may have insufficient capital resources to support our operations. Even if we do have sufficient capital resources, our ability to become profitable will be delayed.
      In addition, we may experience delays in closing out our clinical trials and analyzing clinical trial data after the patient treatment phase of a trial has been completed. This is of particular concern with large, international trials such as ARIES-1 & -2 and our planned Phase 3 trials of darusentan.
Adverse events in our clinical trials may force us to stop development of our product candidates or prevent regulatory approval of our product candidates.
      Our product candidates may produce serious adverse events in humans. These adverse events could cause us to interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying approval of our product candidates for any or all targeted conditions. An independent data safety monitoring board, institutional review board (IRB), the FDA, other regulatory authorities or we may suspend or terminate clinical trials at any time. We cannot assure you that any of our product candidates will be safe for human use.
Our applications for regulatory approval could be delayed or denied due to problems with studies conducted before we in-licensed our product candidates.
      The product candidates we are currently developing, ambrisentan and darusentan, are in-licensed from another pharmaceutical company. Many of the preclinical studies and some of the clinical studies on these product candidates were conducted by other companies before we in-licensed the product candidates. In some cases, the studies were conducted when regulatory requirements were different from today. We would incur unanticipated costs and experience delays if we were required to repeat some or all of those studies. Even if the previous studies are acceptable to regulatory authorities, we may have to spend additional time analyzing and presenting the results of the studies. Problems with the previous studies could cause our regulatory applications to be delayed or rejected, particularly if we are required to conduct additional clinical studies.
If our product candidates do not meet safety or efficacy endpoints in clinical evaluations, they will not receive regulatory approval and we will be unable to market them.
      Other than Perfan I.V., which is approved for use in several European countries, our current product candidates, ambrisentan and darusentan, are in clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority.

      The regulatory approval process typically is extremely expensive, takes many years and the timing of any approval cannot be accurately predicted, if approval is granted at all. If we fail to obtain regulatory approval for our current or future product candidates, we will be unable to market and sell such products and therefore may never be profitable.
      As part of the regulatory approval process, we must conduct preclinical studies and clinical trials for each product candidate to demonstrate safety and efficacy. The number of preclinical studies and clinical trials that will be required varies depending on the product candidate, the condition being evaluated, the trial results and regulations applicable to any particular product candidate.
      The results of preclinical studies and initial clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Top line results may not be confirmed upon full analysis of the detailed results of a trial. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials, as was the case with our recently discontinued product candidate, enoximone capsules. Ambrisentan may not provide a survival benefit to treated patients and we currently do not intend to study this potential benefit as a primary or secondary endpoint in any other clinical trials.
      A number of other pharmaceutical and biotechnology companies have suffered significant setbacks in advanced hypertension clinical trials, even after achieving positive results in earlier trials. In prior clinical trials of certain anti-hypertensive product candidates and, in particular, in prior studies of product candidates in patients with resistant hypertension including our recent Phase 2b trial, placebo effects were observed. There can be no assurance that we will not observe significant placebo effects in connection with our current trials of ambrisentan or our planned trials of darusentan. If our product candidates fail to show a clinically significant benefit compared to placebo, they will not be approved for marketing.
      We cannot assure you that the data collected from the preclinical studies and clinical trials of our product candidates will be sufficient to support FDA or other regulatory approval. In addition, the continuation of a particular study after review by an independent data safety monitoring board or IRB does not necessarily indicate that our product candidate will achieve the clinical endpoint or prove to be safe.
Even if our products meet safety and efficacy endpoints in clinical trials, regulatory authorities may not approve them or we may face post-approval problems that require withdrawal of our products from the market.
      The FDA, the European Medicines Agency (EMEA) and other regulatory agencies can delay, limit or deny approval for many reasons, including:

•	a product candidate may not be safe or effective;

•	the manufacturing processes or facilities we have selected may not meet the applicable requirements; and

•	changes in their approval policies or adoption of new regulations may require additional work.
      Any delay in, or failure to receive or maintain, approval for any of our products could prevent us from ever generating meaningful revenues or achieving profitability.
      Our product candidates may not be approved even if they achieve their endpoints in clinical trials. Regulatory agencies, including the FDA, or their advisors may disagree with our interpretations of data from preclinical studies and clinical trials. Regulatory agencies also may approve a product candidate for fewer or more limited conditions than requested or may grant approval subject to the performance of post-marketing studies for a product candidate. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.
      Even if we receive regulatory approvals, our product candidates may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those product candidates from the market. In addition, a marketed product continues to be subject to strict regulation after approval and may be required to undergo post-approval studies. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market. Any delay in, or failure to receive or maintain regulatory approval for, any of our products could prevent us from ever generating meaningful revenues or achieving profitability.
Abnormal elevations of liver function test results have been reported as complications in trials of ERAs.
      Abnormal elevations of liver function test (LFT) results, which are indicative of potential liver toxicity, have been reported as complications in trials of ERAs. If the results of any of our clinical trials, including the trials relating to ambrisentan and darusentan, indicate higher than expected levels of abnormal LFTs, we may not receive regulatory approval to market the product candidate and our product, if approved for marketing, may not be able to compete with other products.
ERAs, including ambrisentan and darusentan, have demonstrated toxicity in animals.
      Prior to regulatory approval for a product candidate, we are required to conduct studies of our product candidates on animals to determine if they have the potential to cause toxic effects. The toxicology tests for ambrisentan and darusentan indicated that they both cause birth defects in rabbits and rats. Other toxicology tests indicated that ambrisentan and darusentan caused damage to the testes causing infertility in rats and that ambrisentan had the potential to cause damage to the testes in dogs. We assume that similar toxicities could occur in humans. As a result, we will only seek approval for, and the FDA and EMEA will only consider approving ambrisentan and darusentan for, the treatment of severe diseases such as PAH or resistant hypertension. Neither ambrisentan nor darusentan should be taken by women who are pregnant, or are capable of getting pregnant and not practicing adequate forms of birth control; however, there can be no assurance that ambrisentan or darusentan will not be taken by such women. Additionally, there can be no assurance that a patient will not exceed the recommended dose of our products and suffer adverse consequences.
If approved, our products may be subject to significant restrictions or we may be subject to stringent post-marketing commitments that could affect our ability to market our products.
      The FDA, EMEA and other regulatory agencies will typically require a prominently displayed “black box” warning in the label of any product that may lead to death or serious injury. In addition, the FDA, EMEA and other regulatory agencies may require that such products are distributed through a “closed” distribution system. Closed distribution systems seek to manage the post-marketing risk of an approved medication through: (i) limited access through a number of specialty distributor pharmacies; (ii) registration of all practitioners prescribing the medication; (iii) registration of all patients receiving the medication; (iv) written certification by the practitioner that the medication is being prescribed for a medically appropriate use; (v) review of safety warnings with the patient by the practitioner; (vi) an ongoing comprehensive program to monitor, collect, track, and report adverse event and other safety related information from patients receiving the medication; and (vii) distribution of a medication guide to patients that addresses concerns about possible adverse events and the actions patients should take to avoid them.

      Ambrisentan and darusentan belong to a class of drugs called endothelin receptor antagonists (ERAs), which may cause damage to the liver, testes and fetus. Bosentan, a product of Actelion, Inc., also belongs to this class of drugs, and the FDA, as a condition of the approval of bosentan, required Actelion to include a black box warning in its label and to distribute bosentan via a closed distribution system. Since ambrisentan and darusentan belong to the same class of drugs as bosentan, we expect that the FDA, EMEA and other regulatory agencies may require us to include black box warnings in ambrisentan’s and darusentan’s labels. In addition, we may be required to distribute them through a closed distribution system that would increase distribution costs and make patient access and reimbursement more difficult.
Market size and market acceptance of our product candidates is uncertain.
      Many factors influence the adoption of new pharmaceuticals, including market size, competition from other products, marketing and distribution restrictions, adverse publicity, product pricing and reimbursement by third-party payors. Even if our product candidates achieve market acceptance, the market may not be large enough and/or prevailing market pricing may not be high enough to result in significant revenues. If the markets for our product candidates are smaller than we anticipate or if our product candidates fail to achieve market acceptance, we may never generate meaningful product revenues.
      We cannot assure you that physicians will prescribe or patients will use ambrisentan or darusentan, if they are approved. Physicians will prescribe our products only if they determine, based on experience, clinical data, side effect profiles and other factors, that they are preferable to other products then in use or beneficial in combination with other products. Recommendations and endorsements by influential physicians will be essential for market acceptance of our products and we may not be able to obtain these recommendations and endorsements. Physicians may not be willing to use ambrisentan and darusentan because of demonstrated adverse side effects such as damage to testes in some animal species. Additionally, market acceptance of ERAs will be limited because they are known to cause birth defects in animals and are believed to do the same in humans.
      Ambrisentan for the treatment of PAH and darusentan for the treatment of resistant hypertension address highly competitive markets, and the availability of other drugs and devices for the same conditions may slow or reduce market acceptance of our products. Drugs such as beta blockers, angiotensin converting enzyme inhibitors, angiotensin receptor blockers and diuretics have been on the market for a significant time, and physicians have experience with prescribing these products for the treatment of hypertension. Bosentan, an ERA, is a drug that has been approved for PAH, the same condition we intend for ambrisentan, and has been available since December 2001. Adoption of ambrisentan may be slow if physicians continue to prescribe bosentan. In addition, Pfizer Inc. has received approval to market sildenafil for the treatment of PAH in the United States and Europe. The approval and market adoption of sildenafil is likely to slow market adoption of ambrisentan in the event that ambrisentan is approved. Sitaxsentan, an ETA selective ERA like ambrisentan, may be an alternative treatment for PAH based on the preliminary results of recent pivotal Phase 3 clinical trials. Sitaxsentan is at a more advanced stage of development than ambrisentan and is likely to be on the market before ambrisentan if it is approved. If sitaxsentan is approved and achieves market acceptance prior to ambrisentan, the adoption of ambrisentan may be slowed or reduced. In addition, a number of other companies, including Abbott Laboratories and Speedel, have ETA selective ERAs in late-stage clinical development which could compete with ambrisentan and darusentan, and a number of companies, including Actelion, Roche, Novartis AG and Speedel, are developing renin inhibitors as a new class of agents for the treatment of hypertension.

If we become subject to product liability claims, the damages may exceed our insurance.
      It is impossible to predict from the results of animal studies all the potential adverse effects that a product candidate may have in humans. We face the risk that the use of our product candidates in human clinical trials will result in adverse effects. If we complete clinical testing for our product candidates and receive regulatory approval to market our products, we will label our products with warnings that identify the known potential adverse effects and the patients who should not receive our product. We cannot assure that physicians and patients will comply with these warnings. In addition, unexpected adverse effects may occur even with use of our products that have received approval for commercial sale.
      In preclinical testing, ambrisentan and darusentan caused birth defects in animals. Based on these results and similar results with other ERAs, we have concluded that ambrisentan and darusentan could cause birth defects in humans. Neither ambrisentan nor darusentan should be taken by women who are pregnant, or are capable of getting pregnant and not practicing adequate forms of birth control; however, there can be no assurance that ambrisentan or darusentan will not be taken by such women. Additionally, there can be no assurance that a patient will not exceed the recommended dose of our products and suffer adverse consequences.
      If a patient suffers harm from one or more of our products or a child is born with a birth defect resulting from one of our products or product candidates, we may be subject to product liability claims that exceed any insurance coverage that may be in effect at the time.
      Regardless of their merit or eventual outcome, product liability claims may result in:

•	decreased demand for our products and product candidates;

•	negative publicity and injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize our products and product candidates.
      We have obtained liability insurance of $10 million for Perfan I.V. and our product candidates in clinical trials. We cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we currently hold, or that we or our collaborators may obtain, may not be adequate to protect us from any liabilities. In addition, if any of our product candidates are approved for marketing, we may seek additional insurance coverage. We may be unable to obtain additional coverage on commercially reasonable terms, if at all. We may not have sufficient resources to pay for any liabilities resulting from a successful claim beyond the limit of our insurance coverage. If we cannot protect against potential liability claims, we or our collaborators may find it difficult or impossible to commercialize our products. We may not be able to renew or increase our insurance on reasonable terms, if at all.
If we are unable to develop adequate sales, marketing or distribution capabilities or enter into agreements with third parties to perform some of these functions, we will not be able to commercialize our products effectively.
      We have limited experience in sales, marketing and distribution. To directly market and distribute any products, we must build a sales and marketing organization with appropriate technical expertise and distribution capabilities. We may attempt to build such a sales and marketing organization on our own or with the assistance of a contract sales organization. For some market opportunities, we may need to enter into co-promotion or other licensing arrangements with larger pharmaceutical or biotechnology firms in order to increase the commercial success of our products. We may not be able to establish sales, marketing and distribution capabilities of our own or enter into such arrangements with third parties in a timely manner or on acceptable terms. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third parties, and these efforts may not be successful. Additionally, building marketing and distribution capabilities may be more expensive than we anticipate, requiring us to divert capital from other intended purposes or preventing us from building our marketing and distribution capabilities to the desired levels.
Since we will rely on third-party manufacturers, we may be unable to control the availability or cost of producing our products.
       There can be no assurance that our products, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. Although there are several potential manufacturers capable of manufacturing our product candidates in both bulk and finished form, we intend to select and rely at least initially on a single third-party to manufacture the bulk drug and another single third-party to manufacture the drug product for each of our product candidates. Establishing a replacement source for any of our products could require at least 12 months and significant additional expense. We will need to expand relationships with manufacturers we have used in the past or establish new relationships with different third-party manufacturers for our products. We may not be able to contract for manufacturing capabilities on acceptable terms, if at all. Furthermore, third-party manufacturers may encounter manufacturing or quality control problems or may be unable to obtain or maintain the necessary governmental licenses and approvals to manufacture our products. Any such failure could delay or prevent us from receiving regulatory approvals and marketing our products, or could require us to recall or withdraw our products from the market if they are approved and marketed. Our dependence on third parties may reduce our profit margins and delay or limit our ability to develop and commercialize our products on a timely and competitive basis.
Our third-party manufacturers and their manufacturing facilities and processes are subject to regulatory review, which may delay or disrupt our development and commercialization efforts.
       Third-party manufacturers of our products or product candidates must ensure that all of the facilities, processes, methods and equipment are compliant with the current Good Manufacturing Practices (cGMPs) and conduct extensive audits of vendors, contract laboratories and other suppliers. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. Compliance by third-party manufacturers with cGMPs requires record keeping and quality control to assure that the product meets applicable specifications and other requirements. Manufacturing facilities are subject to inspection by regulatory agencies at any time. If an inspection by regulatory authorities indicates that there are deficiencies, third-party manufacturers could be required to take remedial actions, stop production or close the facility, which would disrupt the manufacturing processes and limit the supplies of our products or product candidates. If they fail to comply with these requirements, we also may be required to curtail the clinical trials of our product candidates, and may not be permitted to sell our products or may be limited in the jurisdictions in which we are permitted to sell them, or may be required to recall or withdraw from the market any affected approved and marketed products.

Due to our reliance on contract research organizations and other third parties to conduct clinical trials, we are unable to directly control the timing, conduct and expense of our clinical trials.
       We rely primarily on third parties to conduct our clinical trials, including those for ambrisentan and darusentan. In addition, in certain countries outside of the United States, we rely on third parties to interact on our behalf with applicable regulatory authorities. As a result, we have had and will continue to have less control over the conduct of the clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Errors or omissions by third party providers may also create errors in publicly reported results, forcing us to revise our previous disclosures or having other adverse effects on our business or stock price. Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be impossible to find a replacement organization that can conduct our trials in an acceptable manner, at an acceptable cost and in the timeframe anticipated.
If we do not find development and commercialization collaborators for our product candidates, we may have to reduce or delay product development and commercialization and increase our expenditures.
       Our existing collaborations have been with academic scientists and institutions for basic scientific research and with Novartis relating to targets and compounds identified in our discovery research program. To date, we have not entered into any collaboration agreements for the development or commercialization of our existing product candidates. We plan to enter into relationships with selected pharmaceutical or biotechnology companies to help develop and commercialize our product candidates. We may not be able to negotiate collaborations with these other companies for the development or commercialization of our product candidates on acceptable terms. If we are not able to establish such collaborative arrangements, we may have to reduce or delay further development of some of our programs, significantly increase our planned expenditures and undertake development and commercialization activities at our own expense. If we increase our planned expenditures or undertake those activities at our own expense, we may be required to raise additional capital which may not be available on acceptable terms.
       Any development or commercialization collaborations we have entered into or may enter into with pharmaceutical or biotechnology companies, including our research collaboration agreement with Novartis, are or will be subject to a number of risks, including:

•	collaborators may not pursue further development and commercialization of compounds resulting from collaborations or may elect to terminate or not to renew research and development programs;

•	collaborators may delay, underfund or stop product development, including clinical trials, or abandon a product candidate, repeat or conduct new clinical trials or require the development of a new formulation of a product candidate for clinical testing;

•	a collaborator with marketing and distribution rights to one or more of our products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of these products; and

•	disputes may arise delaying or terminating the research, development or commercialization of our product candidates, or resulting in significant legal proceedings.
Even if we receive regulatory approval for our product candidates, we will be subject to ongoing regulatory obligations and review.
       Following any regulatory approval of our product candidates, we will be subject to continuing regulatory obligations such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of the promotion and marketing of our products. In addition, we and our third-party manufacturers will be required to adhere to regulations setting forth cGMP. These regulations cover all aspects of the manufacturing, storage, testing, quality control, distribution and record keeping relating to our product candidates. Furthermore, we or our third-party manufacturers must pass a pre-approval inspection of manufacturing facilities by the FDA and foreign authorities before obtaining marketing approval and, if approved, will be subject to periodic inspection by these regulatory authorities. Such inspections may reveal compliance issues that could prevent or delay marketing approval, or require the expenditure of financial or other resources to address. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Our success depends on retention of our President and Chief Executive Officer and other key personnel.
       We are highly dependent on our President, Chief Executive Officer and Chairman, J. William Freytag, Ph.D., and other members of our management team. We are named as the beneficiary on a term life insurance policy covering Dr. Freytag in the amount of $2.0 million. We also depend on academic collaborators for each of our research and development programs. The loss of any of our key employees or academic collaborators could delay our discovery research program and the development and commercialization of our product candidates or result in termination of them in their entirety. Dr. Freytag, as well as others on our executive management team, has a severance agreement with us, but the agreement provides for “at-will” employment with no specified term. Our future success also will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. If we are unsuccessful in our recruitment and retention efforts, our business will be harmed.
       We also rely on consultants, collaborators and advisors to assist us in formulating and conducting our research. All of our consultants, collaborators and advisors are employed by other employers or are self-employed and may have commitments to or consulting contracts with other entities that may limit their ability to contribute to our company.
If our discovery research program is not successful, we may be unable to develop additional product candidates.
       We have devoted and expect to continue to devote significant resources to our discovery research program. For the years ended December 31, 2004, 2003 and 2002, we spent $5.2 million, $3.3 million and $3.5 million, respectively, on our discovery research program. We are obligated under sponsored research agreements to make annual payments of $250,000 to the University of Texas Southwestern Medical Center. However, this program may not succeed in identifying additional therapeutic targets, product candidates or products. If we do not develop new products, or if product candidates developed through our discovery research program do not receive regulatory approval or achieve commercial success, we would have no other way to achieve any meaningful revenue through this program.
       The collaboration agreement we entered into with Novartis in October 2003, as amended in May 2005, provides Novartis with an exclusive option to our discoveries, with limited exceptions, for three year periods ending October 2006 (relating to product candidates other than HDACi product candidates) and May 2008 (relating to HDACi product candidates). The collaboration agreement provides Novartis with the unilateral right to terminate or extend the collaboration at the end of the respective three year periods. In addition, Novartis has an early termination right which allows it to terminate the collaboration agreement with 60 days prior notice at any time (for product candidates other than HDACi product candidates) or at any time after November 23, 2006 (for HDACi product candidates). Novartis may choose to terminate or not renew the agreement with us, possibly delaying our development programs and increasing our operating loss.
Our operations may be impaired unless we can successfully manage our growth.
       We expect to continue to expand our research and development, product development, sales and marketing and administrative operations. Our number of employees and operational spending have increased significantly each year since inception. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage further growth, we will be required to improve existing, and implement additional, operational and financial systems, procedures and controls and hire, train and manage additional employees. We cannot assure that (i) our current and planned personnel, systems, procedures and controls will be adequate to support our anticipated growth, (ii) management will be able to hire, train, retain, motivate and manage required personnel or (iii) management will be able to successfully identify, manage and exploit existing and potential market opportunities. Our failure to manage growth effectively could limit our ability to achieve our research and development and commercialization goals.
If we engage in any acquisition, we will incur a variety of costs, and we may never realize the anticipated benefits of the acquisition.
       Since our inception, we have acquired three product candidates through in-licensing, two of which remain in development. One of our strategies for business expansion is the acquisition of additional products and product candidates. We may attempt to acquire these product candidates, or other potentially beneficial technologies, through in-licensing or the acquisition of businesses, services or products that we believe are a strategic fit with our business. Although we currently have no commitments or agreements with respect to any acquisitions, if we undertake an acquisition, the process of integrating the acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. Moreover, we may fail to realize the anticipated benefits of any acquisition for a variety of reasons, such as an acquired product candidate proving to not be safe or effective in later clinical trials. We may fund any future acquisition by issuing equity or debt securities, which could dilute the ownership percentages of our existing stockholders. Acquisition efforts can consume significant management attention and require substantial expenditures, which could detract from our other programs. In addition, we may devote resources to potential acquisitions that are never completed.
If we do not maintain or increase our sales of Perfan I.V. in Europe, our operating losses will increase.
       Our current product sales revenue is derived solely from European sales of Perfan I.V. and we recorded $3.3 million in sales of this product in 2004. The revenue we receive on sales of

Perfan I.V. currently exceeds our costs associated with having it manufactured and sold. The sales of Perfan I.V. fund our European sales efforts and help offset a small portion of the costs we incur to develop our product candidates. We believe that our sales and marketing efforts in Europe will, at most, lead to only modest increases in Perfan I.V. sales. Our sales may decline over time due to the lack of patent protection for Perfan I.V., competition from other drugs sold for the same condition as Perfan I.V., some of which sell for significantly lower prices, and changes in foreign exchange rates. If we do not maintain or increase our sales of Perfan I.V. in Europe, our operating losses will increase. As a result of our termination of development of enoximone capsules, we may elect to discontinue our European sales program, depriving us of potential revenues and commercialization and sales experience and contacts which could otherwise augment our efforts to successfully launch the commercial sale of any of our product candidates that receive regulatory approval.
Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.
       The development, manufacturing, distribution, pricing, advertising, promotion, sales, and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. We are a relatively small company with approximately 95 employees, many of whom have joined us in the last 12 months. We also have significantly fewer employees than many other companies that have the same or fewer product candidates in late stage clinical development and we rely heavily on third parties to conduct many important functions.
       As a publicly traded company we are subject to significant regulations, including the Sarbanes-Oxley Act of 2002, some of which have only recently been adopted, and all of which are subject to change. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices and continue to update the program in response to newly implemented or changing regulatory requirements, we cannot assure that we are or will be in compliance with all potentially applicable regulations. For example, in connection with our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, and the corresponding audit of that assessment by our independent registered public accounting firm, we identified significant deficiencies in our internal controls over financial reporting. Although none of these deficiencies were determined to be a “material weakness” as defined by the Public Company Accounting Oversight Board, we cannot assure you that we will not find material weaknesses in the future. We also cannot assure that we could correct any such weakness to allow our management to conclude that our internal controls over financial reporting are effective in time to enable our independent registered public accounting firm to attest that such assessment will have been fairly stated in any report to be filed with the SEC or attest that we have maintained effective internal control over financial reporting. If we fail to comply with the Sarbanes-Oxley Act or any other regulations we could be subject to a range of consequences, including restrictions on our ability to sell equity or otherwise raise capital funds, suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation.
       Pharmaceutical and biotechnology companies have faced lawsuits and investigations pertaining to violations of health care “fraud and abuse” laws, such as the federal false claims act, the federal anti-kickback statute, and other state and federal laws and regulations. While we have developed and implemented a corporate compliance program based upon what we believe are current best practices, we cannot guarantee that this program will protect us from future lawsuits or investigations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.
Our operations involve hazardous materials, and compliance with environmental laws and regulations is expensive.
       Our research and development activities involve the controlled use of hazardous materials, including chemicals that cause cancer, volatile solvents, radioactive materials including tritium and phosphorus-32 and biological materials including human tissue samples that have the potential to transmit diseases. Our operations also produce hazardous waste and our use and production of hazardous waste have increased in recent periods and are expected to increase further in future periods as the scale of our research and development activities grow. We are subject to a variety of federal, state and local regulations relating to the use, handling and disposal of these materials. We generally contract with third parties for the disposal of such substances and store certain low level radioactive waste at our facility until the materials are no longer considered radioactive. While we believe that we comply with current regulatory requirements, we cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations. Although we currently carry a $2.0 million pollution and remediation insurance policy, we cannot assure that this would be sufficient to cover our potential liability if we experienced a loss or that such insurance will continue to be available to us in the future on commercially reasonable terms, if at all.
Changes in the economic, political, legal and business environments in foreign countries in which we do business could limit or disrupt our current and future international sales and operations.
       We sell Perfan I.V. in Europe and also expect to commercialize other products outside the United States and, as a result, our operations and financial results could be limited or disrupted by any of the following:

•	economic problems that disrupt foreign healthcare payment systems;

•	the imposition of governmental controls and changes in regulatory requirements;

•	less favorable intellectual property or other applicable laws;

•	the inability to obtain any necessary foreign regulatory approvals of products in a timely manner, if at all;

•	import and export license requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	business interruptions resulting from geo-political actions, including war and terrorism;

•	difficulties complying with foreign tax, employment, immigration and labor laws;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	difficulties in staffing and managing international operations; and

•	slower collection experience outside the United States.

Currency fluctuations may negatively affect our financial condition.
       We sell Perfan I.V. in Europe and incur significant expenses, including for clinical trials, outside the United States. As a result, our business is affected by fluctuations in exchange rates between the United States dollar and foreign currencies. Our reporting currency is the United States dollar and, therefore, financial positions are translated into United States dollars at the applicable foreign exchange rates. Exchange rate fluctuations may adversely affect our revenues, results of operations, financial position and cash flows. If we are successful in establishing additional international sales, these sales may also be denominated in foreign currency and subject to volatility due to changes in foreign exchange rates.
Risks Related to Our Industry
Our competitors may develop and market drugs that are less expensive, more effective or safer than our product candidates.
       The pharmaceutical market is highly competitive. Many pharmaceutical and biotechnology companies have developed or are developing products that will compete with products we are developing. Several significant competitors are working on, or already have approval for, drugs for the same indications as ambrisentan and darusentan. It is possible that our competitors will develop and market products that are less expensive, more effective or safer than our future products or that will render our products obsolete. Some of these products are in late-stage clinical trials. It is also possible that our competitors will commercialize competing products before any of our product candidates are approved and marketed.
       Actelion, Ltd. received FDA approval in December 2001 for bosentan (Tracleer®), an ERA for the treatment of PAH. United Therapeutics Corp. received FDA approval in May 2002 for treprostinil (Remodulin®) for the treatment of PAH. In addition, Schering AG and CoTherix, Inc. market iloprost (Ventavis®) for the treatment of PAH and GlaxoSmithKline plc markets epoprostenol (Flolan®) for the treatment of PAH. Encysive Pharmaceuticals, Inc. is developing sitaxsentan (Thelintm), an ETA selective ERA which has demonstrated efficacy in a Phase 3 study and may be approved for the treatment of PAH earlier than ambrisentan. Pfizer, Inc. received approval for the use of sildenafil (Revatio®) for the treatment of PAH in the United States and Europe, and if ambrisentan is approved, sildenafil is likely to be a major competitor. ICOS Corporation and Eli Lilly and Co. have initiated a clinical trials to evaluate oral tadalafil (Cialis®) for the treatment of PAH .. A number of other companies, including Abbott Laboratories and Speedel, have ETA selective ERAs in late-stage clinical development that could compete with ambrisentan and darusentan. In addition, Actelion, Roche, Novartis AG and Speedel Group, among other companies, are developing renin inhibitors as a new class of agents for the treatment of hypertension.
       We expect that competition from pharmaceutical and biotechnology companies, universities and public and private research institutions will increase. Many of these competitors have substantially greater financial, technical, research and other resources than we do. We may not have the financial resources, technical and research expertise or marketing, distribution or support capabilities to compete successfully.
If approved, our products may face significant price pressures due to competition from similar products.
       It is expected that we could experience pressures on the pricing of our products if approved. Competition from manufacturers of competing drugs and generic drugs is a major challenge in the United States and is increasing internationally. Upon the expiration or loss of patent protection for a product, or upon the “at-risk” launch (while patent infringement litigation against the generic product is pending) by a generic manufacturer of a generic version of a product, we could lose the major portion of sales of that product in a very short period of time.

       We cannot predict with accuracy the timing or impact of the introduction of competitive products or their possible effect on our sales. Products that will likely compete with our product candidates are already approved and additional potentially competitive products are in various stages of development, some of which have been filed for approval with the FDA, EMEA and with regulatory authorities in other countries. In addition, there are currently approved products and product candidates under development that could be used “off-label” by physicians to attempt to treat indications for which our product candidates are being investigated. To the extent “off-label” use of an approved drug product is cheaper than a product approved for the indication of use, we may face additional pricing pressures, which could materially and adversely affect our operating results.
The status of reimbursement from third-party payors for newly approved health care drugs is uncertain and failure to obtain adequate reimbursement could limit our ability to generate revenue.
       Our ability to commercialize pharmaceutical products may depend, in part, on the extent to which reimbursement for the products will be available from:

•	government and health administration authorities;

•	private health insurers;

•	managed care programs; and

•	other third-party payors.
       Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third-party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third-party payors increasingly are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drugs and by refusing, in some cases, to provide coverage for uses of approved products for diseases or conditions for which the FDA has not granted labeling approval. Third-party insurance coverage may not be available to patients for our products. If government and other third-party payors do not provide adequate coverage and reimbursement levels for our products, their market acceptance may be reduced.
Health care reform measures could adversely affect our business.
       The business and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of governmental and third-party payors to contain or reduce the costs of health care. In the United States and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory efforts aimed at changing the health care system. For example, in some countries other than the United States, pricing of prescription drugs is subject to government control, and we expect proposals to implement similar controls in the United States to continue. There can be no assurance that prevailing market or government controlled prices will be sufficient to generate an acceptable return on our investment in our product candidates.
       Pricing pressures may also increase as the result of the 2003 Medicare Act. In addition, managed care organizations (MCOs) as well as Medicaid and other government agencies continue to seek price discounts. Government efforts to reduce Medicaid expenses may continue to increase the use of MCOs. This may result in MCOs influencing prescription decisions for a larger segment of the population. In addition, some states have implemented and other states are considering price controls or patient-access constraints under the Medicaid program and some states are considering price-control regimes that would apply to broader segments of their populations that are not Medicaid eligible.

       Another example of proposed reform that could affect our business is the discussion of drug reimportation into the United States. In 2000, Congress directed the FDA to adopt regulations allowing the reimportation of approved drugs originally manufactured in the United States back into the United States from other countries where the drugs were sold at a lower price. Although the Secretary of Health and Human Services has refused to implement this directive, in July 2003 the House of Representatives passed a similar bill that does not require the Secretary of Health and Human Services to act. The reimportation bills have not yet resulted in any new laws or regulations; however, these and other initiatives remain subject to active debate both on the federal and state levels and could decrease the price we or any potential collaborators receive for our products, adversely affecting our profitability.
       We are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business. Outside the United States certain countries set prices in connection with the regulatory process. We cannot be sure that such prices will be acceptable to us or our collaborative partners. The pendency or approval of such proposals or reforms could result in a decrease in our stock price or limit our ability to raise capital or to obtain strategic partnerships or licenses.
Failure to obtain regulatory approval in international jurisdictions would prevent us from marketing our products abroad.
       We intend to market or have our products marketed outside of the United States. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. If we enter into a collaboration, we expect that a collaborator may have responsibility to obtain regulatory approvals outside of the United States, and we may depend on such collaborators to obtain these approvals. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other foreign countries or jurisdictions. We and any future collaborators may not be able to file for regulatory approvals and may not receive the approvals required to commercialize our product candidates in any markets.
Ambrisentan’s orphan drug designation may be challenged by competitors or withdrawn by the FDA or the EMEA.
       The FDA has designated ambrisentan for PAH as an orphan drug under the Orphan Drug Act. In addition, the Commission of the European Communities, with a favorable opinion of the Committee for Orphan Medicinal Products of the EMEA, has granted orphan drug designation to ambrisentan for PAH. The United States and European orphan drug designations provide incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives marketing approval for an orphan drug to an exclusive marketing period (seven years in the United States and up to ten years in Europe) for that product.
       Orphan drug designation does not increase the likelihood of eventual regulatory approval for a product candidate, including ambrisentan, and orphan drug designation may be withdrawn by the FDA and the EMEA, or challenged by our competitors, in certain circumstances. In recent years, Congress and the EMEA have considered changes to the orphan drug regulations to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of a drug. If the United States or European orphan drug regulations are amended in this manner, any approved drugs for which we have been granted orphan exclusive marketing rights may face increased competition, which may decrease the amount of revenue we may receive from these products.
       In order to obtain orphan drug marketing registration for ambrisentan in Europe, we expect that the EMEA will require us to demonstrate that ambrisentan is not “similar” to bosentan and, potentially, sitaxsentan, and that ambrisentan meets other criteria. The assessment of similarity is different than the standard used by the FDA. Although we believe that ambrisentan is not similar to bosentan or sitaxsentan and that it meets other criteria for differentiation, the EMEA may consider ambrisentan to be similar, in which case, in order to receive marketing approval in Europe, we would then be required to demonstrate that ambrisentan is “clinically superior” to bosentan and, potentially, sitaxsentan. If we are unable to demonstrate that ambrisentan is clinically superior, ambrisentan would not be approved for marketing in Europe. Even if we are able to demonstrate that ambrisentan is clinically superior, we would be required to share the remaining 10-year orphan exclusivity and compete with the similar approved orphan medicinal product.
Changes in or interpretations of accounting rules and regulations, including recently enacted changes relating to the expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.
       Accounting methods and policies for business and market practices of biopharmaceutical companies are subject to further review, interpretation and guidance from relevant accounting authorities, including the SEC. The Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (Revised 2004, SFAS No. 123(R)) and its related implementation guidance in December 2004. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and will require us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. We are required to implement SFAS No. 123(R) as of the beginning of the first annual reporting period that begins after June 15, 2005 and we intend to adopt the standard as of January 1, 2006.
       We currently are not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. As a result of our implementation of SFAS No. 123(R), our future operating expenses will increase. We rely heavily on stock options to compensate existing employees and attract new employees. We may choose to reduce our reliance on stock options as a compensation tool as a result of the impact of SFAS No. 123(R). If we reduce our use of stock options, it may be more difficult for us to attract, motivate and retain qualified employees. If we do not reduce our reliance on stock options, our reported losses will increase. In addition, our use of cash to compensate employees may increase.
       Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to or new interpretations of accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements.
Risks Related to Our Intellectual Property
We rely on compounds and technology licensed from third parties and termination of any of those licenses would result in the loss of significant rights.
       We have exclusive, worldwide licenses to ambrisentan for all conditions and darusentan for all conditions other than cancer. We also have the worldwide exclusive rights to certain patents and patent applications licensed from the University of Colorado and the University of Texas

Southwestern Medical Center and rights to license future technology and patent applications arising out of research sponsored at those institutions related to heart failure. Key financial and other terms for future technology would still need to be negotiated with the research institutions, and it may not be possible to obtain any such license on terms that are satisfactory to us.
       Our licenses generally may be terminated by the licensor if we fail to perform our obligations under the license, including obligations to develop and commercialize the compounds and technologies under license. The license agreements also generally require us to meet specified milestones or show commercially reasonable diligence in the development and commercialization of the compounds or technology under the license. If our agreements are terminated, we would lose the rights to the product candidates, reducing our potential revenues.
If we are unable to protect our proprietary technology, we may not be able to compete effectively.
       Our success depends in part on our ability to obtain and enforce patent protection for our products, both in the United States and other countries, to prevent our competitors from developing, manufacturing and marketing products based on our technology. The scope and extent of patent protection for our product candidates is uncertain and frequently involves complex legal and factual questions. We cannot predict the breadth of claims that will be allowed and issued in patents related to biotechnology or pharmaceutical applications. Once such patents have issued, we cannot predict how the claims will be construed or enforced or whether applicable statutes, regulations or case law will change in any material respect. In addition, statutory differences between countries may limit the protection we can obtain on some of our inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States.
       Furthermore, the patents that we have licensed with respect to ambrisentan and darusentan are owned by third parties. These third parties, with our advice and input, are responsible for and control the prosecution and enforcement of these patents. A failure by these third parties to adequately prosecute and enforce these patents could result in a decline in the value of the patents and have a material adverse effect on our business. Since we collaborate with third parties on some of our technology, there is also the risk that disputes may arise as to the rights to technology or drugs developed in collaboration with other parties.
       The coverage claimed in a patent application can be significantly narrowed before a patent is issued, both in the United States and other countries. We do not know whether any of our pending or future patent applications will result in the issuance of patents. To the extent patents have been issued or will be issued, we do not know whether these patents will be subject to further proceedings that may limit their scope, proprietary protection or competitive advantage, or cause them to be circumvented or invalidated. Furthermore, patents already issued to us, or patents that may issue on our pending applications, may become subject to dispute, including interference, reissue or reexamination proceedings in the United States, or opposition proceedings in foreign countries. Any of these proceedings could result in the limitation or loss of rights. Additionally, changes in applicable patent law, including recent Supreme Court and other case law, could impact the interpretation, scope or enforceability of our patents and limit our ability to exclude competitors from entering our markets and utilizing our technology.
       We also rely on trade secrets and proprietary know-how to develop and maintain our competitive position. While we believe that we have protected our trade secrets, some of our current or former employees, consultants, scientific advisors or collaborators may unintentionally or willfully disclose our confidential information to competitors or use our proprietary technology for their own benefit. If our collaborative partners, employees or consultants develop inventions or processes independently that may be applicable to our products under development, disputes may arise about ownership of proprietary rights to those inventions and/or processes. Such inventions and/or processes will not necessarily become our property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. Furthermore, enforcing a claim alleging the infringement of our trade secrets would be expensive and difficult to prove, making the outcome uncertain. Our competitors may also independently develop equivalent knowledge, methods and know-how or gain access to our proprietary information through some other means.
We may be accused of infringing on the proprietary rights of third parties, which could impair our ability to successfully commercialize our product candidates.
       Our success depends in part on operating without infringing the proprietary rights of third parties. It is possible that we may infringe on intellectual property rights of others without being aware of the infringement. If a patent holder believes that one of our products or product candidates, or our use of a patented product or process, infringes on its patent, it may sue us even if we have received patent protection for our technology. If another party claims we are infringing its technology, we could face a number of issues, including the following:

•	defending a lawsuit, which is very expensive and time consuming;

•	defending against an interference proceeding in the United States Patent and Trademark Office, which also can be very expensive and time consuming;

•	an adverse decision in a lawsuit or in an interference proceeding resulting in the loss of some or all of our rights to our intellectual property;

•	paying a large sum for damages if we are found to be infringing;

•	being prohibited from making, using, selling or offering for sale our product candidates or our products, if any, until we obtain a license from the patent holder. Such a license may not be granted to us on satisfactory terms, if at all, and even if we are granted a license, we may have to pay substantial royalties or grant cross-licenses to our patents; and

•	redesigning the manufacturing methods or the use claims of our product candidates so that they do not infringe on the other party’s patent in the event that we are unable to obtain a license, which, even if possible, could require substantial additional capital, could necessitate additional regulatory approval, and could delay commercialization.
Risks Related to Our Stock
The market price of our common stock has been and may continue to be highly volatile.
       We cannot assure you that an active trading market for our common stock will exist at any time. Holders of our common stock may not be able to sell shares quickly or at the market price if trading in our common stock is not active. The trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	actual or anticipated results of our clinical trials;

•	actual or anticipated regulatory approvals of our products or of competing products;

•	changes in laws or regulations applicable to our products;

•	changes in the expected or actual timing of our development programs;

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations by us, our collaborators or our competitors;

•	new products or services introduced or announced by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions or trends in the biotechnology and pharmaceutical industries;

•	changes in the market valuations of similar companies;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	the loss of a collaborator, including Novartis;

•	developments concerning our collaborations;

•	trading volume of our common stock;

•	sales of our common stock by us; and

•	sales or distributions of our common stock by our stockholders, including distributions by certain of our principal stockholders to their limited partners, who may in turn sell their shares.
       In addition, the stock market in general, the Nasdaq National Market and the market for technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of biotechnology and life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources.
Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence, and sales of their shares could affect our stock price.
       Our executive officers, directors and principal stockholders, together with their affiliates, currently own approximately 29.4% of our voting stock, including shares subject to their outstanding options and warrants, and we expect that upon completion of this offering that same group will continue to hold a significant percentage of our outstanding voting stock. Accordingly, these stockholders will likely be able to have a significant impact on the composition of our board of directors and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could limit the market value of our common stock.
       Recently, three of our principal stockholders distributed an aggregate of approximately 4.2 million shares of our common stock previously held by them to their limited partners. Although each of these principal stockholders will be subject to the 90-day sale restriction described in the section titled “Underwriting” with respect to the approximately 8.4 million shares they continue to hold, their individual limited partners are not subject to any such restriction, and the 4.2 million shares became available for sale immediately upon such distribution and will continue to be so available during and after this offering. We have no ability to control the timing or amount of any sales by these individuals, and we do not expect any reports of their sales to be publicly available.

       The price of our common stock could decline if there are substantial sales or distributions of our common stock by our principal stockholders and management. After the 90-day restricted period expires, the shares held by our principal shareholders and management will again be available for sale or additional distributions. Sales or distributions of these shares, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.
Purchasers of common stock in this offering will experience immediate dilution in the book value per share.
       The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Purchasers of our common stock in this offering will experience an immediate and substantial dilution of $17.36 per share from the assumed public offering price of $21.05.
Issuance of shares in connection with financing transactions or under stock plans and outstanding warrants will dilute current stockholders.
       Pursuant to our 2003 Equity Incentive Plan, our management is authorized to grant stock options to our employees, directors and consultants, and our employees are eligible to participate in our 2003 Employee Stock Purchase Plan. As of June 30, 2005, options to purchase a total of 3,945,220 shares were outstanding under the Plan (most of which have exercise prices below our current market price) and options to purchase 1,289,639 shares remained available for grant under the plan. The reserve under our 2003 Equity Incentive Plan will automatically increase each January 1 by the lesser of five percent of the number of total outstanding shares of our common stock on such date or 2,500,000 shares, subject to the ability of our board of directors to prevent or reduce such increase. Additionally, we have 250,000 shares of our common stock reserved for issuance under our 2003 Employee Stock Purchase Plan, approximately 20,000 of which had been issued as of June 30, 2005. The reserve under our 2003 Employee Stock Purchase Plan will automatically increase each January 1 by the lesser of 1.25% of the number of total outstanding shares of our common stock on such date or 500,000 shares, subject to the ability of our board of directors to prevent or reduce such increase. In addition, we also have warrants outstanding to purchase 1,878,351 shares of our common stock, all of which have exercise prices below our current market price.
       Our stockholders will incur dilution upon exercise of any outstanding stock options or warrants. In addition, if we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, further dilution to our existing stockholders will result, and new investors could gain rights superior to existing stockholders.
Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage, delay or prevent a change of control or management, even if such changes would be beneficial to our stockholders.
       Provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock;

•	limiting the removal of directors by the stockholders to removal for cause;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholder meetings.
       In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

FORWARD-LOOKING INFORMATION
       This prospectus supplement and the accompanying prospectus, including the information that we incorporate by reference, contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). These statements are based on management’s beliefs as well as assumptions made by, and information currently available to, management. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Forward-looking statements include, without limitation, statements set forth in this prospectus and incorporated by reference in this prospectus regarding, among other things:

•	our anticipated business strategies;

•	our ongoing and anticipated clinical trials;

•	our ability to conduct clinical trials and obtain regulatory approval of our product candidates;

•	product development;

•	our relationships with collaborators;

•	anticipated trends in our business;

•	sufficiency of our cash reserves; and

•	future capital expenditures.
       Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Accordingly, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus supplement or the date of documents incorporated by reference in this prospectus supplement or the accompanying prospectus that include forward-looking statements.

USE OF PROCEEDS
       We estimate that we will receive approximately $78 million in net proceeds from this offering, based upon the last reported sale of our common stock at $21.05 per share on September 6, 2005.
       We expect to use our net proceeds from this offering:

•	to continue the development of our product candidates and our research program, including the acceleration and expansion of our darusentan clinical development program;

•	to prepare for the potential commercial launch of our product candidates; and

•	to fund working capital and for other general corporate purposes.
       The amounts we actually expend in these areas may vary significantly from our expectations and will depend on a number of factors, including operating costs and capital expenditures. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. A portion of the net proceeds may also be used to acquire, license or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such acquisition, license or investment.
       Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.
       We expect to require additional financing to fund our capital expenditures and operating losses in the future.

PRICE RANGE OF COMMON STOCK
       Our common stock commenced trading publicly on The Nasdaq National Market on October 30, 2003 and is traded under the symbol “MYOG.” The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported on The Nasdaq National Market:

Year ended December 31, 2003	High	Low

Fourth quarter (from October 30)	$17.20	$11.18

Year ended December 31, 2004	High	Low

First quarter	$19.35	$9.70
Second quarter	13.59	5.50
Third quarter	8.25	5.23
Fourth quarter	9.74	7.00

Year ended December 31, 2005	High	Low

First quarter	$9.19	$5.36
Second quarter	$8.08	$5.21
Third quarter (through September 6)	$23.20	$6.86
       As of September 6, 2005, there were 119 holders of record of our common stock. On September 6, 2005, the last sale price reported on The Nasdaq National Market for our common stock was $21.05 per share.
DIVIDEND POLICY
       We have never paid our stockholders dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business.

CAPITALIZATION
      The following table shows our unaudited cash, cash equivalents and available-for-sale securities and capitalization as of June 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale by us of 4,000,000 shares of our common stock in this offering at an assumed public offering price of $21.05 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
      This table should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2005

	Actual	As adjusted

	(In thousands, except
	share data)
Cash, cash equivalents and available-for-sale securities	$88,432	$166,432

Long-term liabilities	$2,505	$2,505

Stockholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized; 35,781,247 shares issued and outstanding, actual; 39,781,247 shares issued and outstanding, as adjusted	36	40
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	0	0
Additional paid-in capital	286,240	364,236
Deferred stock compensation	(1,574)	(1,574)
Accumulated other comprehensive loss	(41)	(41)
Accumulated deficit	(215,982)	(215,982)
Less treasury stock, at cost	(_0_ )	(_0_ )

Total stockholders’ equity	68,679	146,679

Total capitalization	$71,184	$149,184

      The number of shares of common stock outstanding is based on the number of shares outstanding as of June 30, 2005 and excludes:

•	1,878,351 shares of common stock underlying warrants outstanding at a weighted average exercise price of $7.78 per share;

•	3,945,220 shares of common stock underlying options outstanding at a weighted average exercise price of $4.68 per share; and

•	1,289,639 shares available for issuance or future grant under our 2003 Equity Incentive Plan and 230,531 shares available for issuance under our 2003 Employee Stock Purchase Plan.

DILUTION
       The net tangible book value of our common stock on June 30, 2005 was approximately $68.7 million, or $1.92 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale by us of 4,000,000 shares of common stock in this offering at an assumed offering price of $21.05 and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at June 30, 2005 would have been approximately $146.7 million, or $3.69 per share. This represents an immediate increase in net tangible book value of $1.77 per share to existing stockholders and an immediate dilution of $17.36 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed public offering price per share		$21.05
Net tangible book value per share as of June 30, 2005	$1.92
Increase per share attributable to new investors	1.77

Net tangible book value per share after this offering		3.69

Dilution per share to new investors		$17.36

       The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in this offering. As of June 30, 2005, there were:

•	1,878,351 shares of common stock underlying warrants outstanding at a weighted average exercise price of $7.78 per share;

•	3,945,220 shares of common stock underlying options outstanding at a weighted average exercise price of $4.68 per share; and

•	1,289,639 shares available for issuance or future grant under our 2003 Equity Incentive Plan and 230,531 shares available for issuance under our 2003 Employee Stock Purchase Plan.

BUSINESS
Overview
      We are a biopharmaceutical company focused on the discovery, development and commercialization of small molecule therapeutics for the treatment of cardiovascular disorders. We believe our advanced understanding of the biology of cardiovascular disease combined with our clinical development expertise in cardiovascular therapeutics provide us with the capability to discover novel therapies, as well as identify, license, acquire and develop products that address serious, debilitating cardiovascular disorders that are not adequately treated with existing therapies.
      We have two selective oral endothelin receptor antagonist (ERA) product candidates in late-stage clinical development: ambrisentan which is in Phase 3 clinical development for the treatment of patients with pulmonary arterial hypertension (PAH) and darusentan which recently completed a Phase 2b clinical trial for the treatment of patients with resistant hypertension. Our product candidates are orally administered small molecules that may offer advantages over currently available therapies and address unmet needs in their respective markets.
      We have built a drug discovery research team and infrastructure utilizing sponsored research programs and licensing arrangements with academic institutions. The goal of our target and drug discovery research is to discover and develop disease-modifying drugs for chronic or congestive heart failure and related disorders. To date, we have acquired intellectual property rights to a series of cardiac molecular targets and signaling systems that we believe are of critical importance in cardiac muscle disease. In addition, we have acquired a 60,000 compound library, advanced several targets through high-throughput screening and identified a series of promising lead structures.
      In October 2003, we entered into a research collaboration with Novartis to advance our drug discovery work. In exchange for signing fees paid by Novartis totaling $5.0 million and an obligation by Novartis to provide significant research funding through October 2006, Novartis has the exclusive right to license drug targets and compounds developed through the collaboration. In May 2005, we expanded the collaboration to include our histone deacetylase inhibitor (HDACi) program. Since October 2003, proceeds received from our collaboration with Novartis have covered, and for 2005 are expected to cover, substantially all of our drug discovery expenses.
The Cardiovascular Market
      The term cardiovascular disease is used to describe a continuum of clinical conditions resulting primarily from three underlying chronic diseases: atherosclerosis, hypertension and diabetes. These underlying diseases cause permanent damage to the heart, blood vessels and kidneys, leading to progressively debilitating clinical conditions such as chronic heart failure, hypertension, chronic renal disease, heart attack and stroke.
       Cardiovascular disease is the second leading cause of death and disability in the United States, accounting for 19% of all hospitalizations in short-stay, non-Federal hospitals and over 60% of total mortality in 2002. The American Heart Association estimates that the total direct and indirect costs of cardiovascular disease in the United States will be approximately $340 billion in 2004, including $45 billion in costs for drugs and related medical durables and $121 billion in hospitalization and nursing home costs. Despite improved treatments and increased awareness of preventative measures, approximately 70 million people in the United States currently suffer from one or more types of cardiovascular disease.
      Over the past 25 years, drugs such as beta-blockers, calcium channel blockers and angiotensin converting enzyme, or ACE, inhibitors have been used to treat various cardiovascular diseases. New classes of orally administered compounds such as endothelin receptor antago-

nists have been studied and approved for the treatment of PAH. Several of these drugs have helped to increase the survival times of patients who suffer from cardiovascular diseases. However, many current therapies do not adequately address the underlying molecular mechanisms of cardiovascular disease. Cardiovascular disease remains progressive in a large portion of patients, many of whom continue to deteriorate even when treated with multiple drugs simultaneously. We believe that recent advances in the understanding of the molecular biology of cardiovascular diseases provide an opportunity to improve on existing therapies and to discover and develop new therapeutics to ameliorate the symptoms and perhaps to slow or reverse the progression of these diseases.
Our Strategy
      Our goal is to create an integrated biopharmaceutical company focused on the discovery, development and commercialization of novel therapeutics that address the fundamental mechanisms involved in cardiovascular disease, with an initial focus on PAH, resistant hypertension and chronic heart failure. The key elements of our strategy are to:

•	Complete the clinical development of our late-stage cardiovascular therapeutic product portfolio. We are currently focused on developing and obtaining regulatory approval for two late-stage product candidates: ambrisentan and darusentan.

•	Develop sales and marketing capabilities. We expect to retain significant commercial rights to our product candidates and plan to develop a direct sales force focused on targeted markets. We also intend to establish co-promotion and licensing arrangements with larger pharmaceutical or biotechnology firms to address larger markets.

•	Discover and develop novel therapeutics for the treatment of cardiovascular diseases. We will continue to focus our target and drug discovery research programs and our collaborations on discovering and developing disease-modifying therapeutics for cardiovascular disease. We entered into a research collaboration with Novartis to support these programs.

•	Establish and build upon strategic collaborations. We intend to continue to complement our internal capabilities by establishing and building upon collaborations with pharmaceutical and biotechnology companies, such as Novartis, that improve our ability to move new compounds into the clinic and new products into the marketplace.

•	Acquire additional product candidates. We intend to pursue attractive development-stage compounds through acquisition or in-licensing. We believe our expertise in cardiovascular medicine and understanding of the biological pathways associated with cardiovascular disorders makes us an attractive partner for companies seeking to out-license or divest product candidates.
Our Product Portfolio
      Led by our academic founders, Dr. Michael Bristow, Dr. Leslie Leinwand and Dr. Eric Olson, our staff and collaborators have made significant contributions to defining the molecular bases of cardiovascular disease and improving its treatment. We believe that our expertise enables us to discover and develop therapies that address the underlying mechanisms of cardiovascular disease, evaluate and in-license product candidates and guide our clinical development efforts. We currently market one product in Europe for the treatment of acute decompensated heart failure and are developing two product candidates for distinct cardiovascular conditions.

MYOGEN PORTFOLIO
Selective Oral Endothelin Receptor Antagonists: Ambrisentan and Darusentan
      Ambrisentan and darusentan are orally administered members of a class of therapeutic agents known as endothelin receptor antagonists, or ERAs. Endothelin is a small peptide hormone that is believed to play a critical role in the control of blood flow and cell growth. Elevated endothelin blood levels are associated with several cardiovascular disease conditions, including PAH, chronic kidney disease, hypertension, chronic heart failure, stroke and restenosis of arteries after balloon angioplasty or stent implantation. Therefore, many scientists believe that agents that block the detrimental effects of endothelin may provide significant benefits in the treatment of these conditions.
      There are two classes of endothelin receptors, ETA and ETB, which play significantly different roles in regulating blood vessel diameter. The binding of endothelin to ETA receptors located on smooth muscle cells causes vasoconstriction, or narrowing of the blood vessels. However, the binding of endothelin to ETB receptors located on the vascular endothelium causes vasodilation through the production of nitric oxide and prostacyclin. The activity of the ETB receptor is thought to be counter-regulatory, protecting against excessive vasoconstriction.
      We believe a significant opportunity exists for a new class of ERAs that bind selectively to the ETA receptor in preference to the ETB receptor. Such selective ETA antagonists may block the negative effects of endothelin by preventing the harmful effects of vasoconstriction and cell proliferation, while preserving the beneficial effects of the ETB receptor. We believe that the potential clinical benefits of selective ETA antagonists may position these compounds as the treatment of choice for PAH, resistant hypertension and potentially other cardiovascular disorders.
      Ambrisentan and darusentan are ERAs that have demonstrated selectivity for the ETA receptor in preclinical studies. The compounds demonstrate high potency, high bioavailability and half-lives that we believe may be suitable for once daily dosing. We believe the selectivity and potency of our ERAs may offer significant advantages over other ERAs, including enhanced and more durable efficacy, safety and ease of use (alone or in combination with other therapies).
      Endothelin appears to be involved in the progression of several other conditions, including chronic heart failure, chronic renal disease, other forms of pulmonary hypertension and certain forms of cancer. We believe that ETA selective ERAs, such as ambrisentan or darusentan, could have therapeutic potential in some of these conditions and we are currently evaluating whether to pursue any of these additional conditions.
Ambrisentan
      Ambrisentan is being developed as an oral therapy for patients with PAH. We completed a Phase 2 clinical trial of ambrisentan in September 2003, and we initiated two pivotal Phase 3 trials of ambrisentan, ARIES-1 & -2 in early 2004. We completed patient enrollment in ARIES-2 on July 21, 2005 and expect to report top line results from the trial in December 2005. In addition, we expect to complete patient enrollment in ARIES-1 by the end of the fourth quarter of 2005 and report top line results from the trial approximately six months thereafter. Ambrisentan has been granted orphan drug designation for the treatment of PAH in both the United States and the European Union.
Therapeutic and Market Opportunity
      PAH is a highly debilitating disease of the lungs characterized by severe constriction of the blood vessels in the lungs leading to very high pulmonary arterial pressures. These high pressures make it difficult for the heart to pump blood through the lungs to be oxygenated. PAH can occur with no known underlying cause, or it can occur secondary to diseases like scleroderma (an autoimmune disease of the connective tissues), cirrhosis of the liver, congenital heart defects and HIV infection. Patients with PAH suffer from extreme shortness of breath as the heart struggles to pump against these high pressures causing such patients to ultimately die of heart failure. PAH afflicts approximately 200,000 patients in the United States and the European Union.
      Mild to moderate PAH is currently treated with calcium channel blockers, diuretics and anticoagulants. As patients advance into more severe stages of disease, moderate to severe PAH, they are typically treated with one or more of the following medications: intravenous, subcutaneous or inhaled prostacyclin analogs; phosphodiesterase-5 inhibitors (PDE-5 Inhibitors); and ERAs.
      We believe that ambrisentan could have several clinical benefits over other ERAs, including:

•	greater and more durable efficacy;

•	low incidence of liver toxicity that does not appear to be dose related;

•	high potency and bioavailability allowing low doses for therapeutic effect;

•	multiple dose options;

•	once daily dosing based on its half-life; and

•	no interactions with other drugs due to its metabolic pathway, including anticoagulants and phosphodiesterase-5 inhibitors.
Phase 2 Clinical Results
      In September 2003, we completed a randomized, double-blind, multi-center, dose-ranging Phase 2 study evaluating the effect of ambrisentan on exercise capacity of patients with moderate to severe PAH. Exercise capacity was the primary efficacy endpoint and was measured as the change from baseline in the six-minute walk test distance after 12 weeks of treatment. The secondary endpoints were Borg Dyspnea Index, Patient Global Assessment, time to clinical worsening and World Health Organization (WHO) Functional Class, which are tests used by physicians to assess the severity of PAH. Right heart and pulmonary artery hemodynamics (blood pressures and blood flow in the heart and lungs) were evaluated in a subset of patients.

      A total of 64 patients were randomized to one of four ambrisentan dose groups (1.0, 2.5, 5.0 or 10.0 milligrams). Doses were administered orally once a day for 12 weeks. After 12 weeks of treatment, patients were allowed to enter an optional 12-week open-label extension period of the study where dose adjustment was allowed. This open-label extension study was followed by an optional long-term open-label safety study that is ongoing. A total of 54 patients enrolled in the open-label study and, as of August 31, 2005, 43 patients continued to participate in the study and receive ambrisentan therapy.
      To date, the results of our Phase 2 trial and related extension trial have demonstrated:

•	a statistically significant, clinically meaningful and durable increase in exercise capacity (the primary efficacy parameter) in all four ambrisentan dose groups;

•	an improvement in all secondary endpoints and cardiopulmonary hemodynamics;

•	ambrisentan appears to be generally well tolerated in patients who have received it;

•	among the study patients also taking anticoagulant therapy, there are no apparent interactions with the anticoagulant and no anticoagulant dose adjustments were required;

•	a low incidence of potential liver toxicity as assessed by liver function tests;

•	an apparent survival benefit to patients treated with ambrisentan when compared with predicted survival based on the National Institutes of Health Registry formula; and

•	patients with less severe symptoms (Class II disease) appear to achieve a comparable benefit in exercise capacity as do patients with more severe symptoms (Class III disease). Clinical trial results of other compounds tested for PAH indicate that certain compounds are comparatively less effective in patients with early stages of the disease, a limitation referred to as a “ceiling effect.”
      Abnormal elevations of liver function test (LFT) results, which are indicative of potential liver toxicity, have previously been reported as complications in trials of other ERAs. LFT abnormalities were defined in our study as a confirmed serum aminotransferase level greater than three times the upper limit of the normal range. During the 12-week blinded treatment period of this trial, one patient was taken off ambrisentan due to an abnormally high LFT result (in excess of eight times the upper limit of the normal range). After halting treatment, the patient’s serum aminotransferase level returned to a normal level without apparent adverse effects on the patient’s health. During the second 12-week open-label extension period, another patient had their dose of ambrisentan reduced due to a confirmed abnormally high LFT result (in excess of three times the upper limit of the normal range). Two additional patients had LFT results that fluctuated above the normal range during the open-label extension period, and on one occasion each had an initial LFT result that was marginally above the threshold of three times the upper limit of the normal range, but upon repeat testing, the results were below the threshold. Detailed results of this trial were published in the August 2005 issue of the Journal of the American College of Cardiology by Dr. Nazzareno Galié et. al.
      Based on these Phase 2 clinical trial results, we believe ambrisentan may be useful in treating patients with PAH and may offer several clinical benefits over existing PAH therapies.
On-going Clinical Trials
      In January 2004 we initiated two pivotal Phase 3 clinical trials, ARIES-1 & ARIES-2, for ambrisentan in PAH. The ARIES trials are randomized, double-blind, placebo-controlled trials of identical design except for the doses of ambrisentan and the geographic locations of the investigative sites. The study design anticipates enrolling 186 patients (62 patients per dose group) in each trial. ARIES-1 will evaluate ambrisentan doses of 5.0 milligrams and 10.0 milligrams administered orally once per day for 12 weeks. ARIES-2 will evaluate ambrisentan doses of 2.5 milligrams and 5.0 milligrams administered orally once per day for 12 weeks. The primary efficacy endpoint is exercise capacity, measured as the change from baseline in the six-minute walk test distance compared to placebo. Secondary endpoints include Borg Dyspnea Index, WHO Functional Class, a quality of life assessment and time to clinical worsening. ARIES-1 is being conducted in the United States and abroad, while ARIES-2 is being conducted entirely outside of the United States.
      We completed patient enrollment in ARIES-2 on July 21, 2005 and expect to report top line results from the trial in December 2005. In addition, we expect to complete patient enrollment in ARIES-1 by the end of the fourth quarter of 2005 and report top line results from the trial approximately six months thereafter.
      In March 2004, we initiated a long-term study of patients who have participated in our pivotal Phase 3 clinical trials of ambrisentan. This study will examine the efficacy and safety of three doses (2.5, 5, or 10 mg) of ambrisentan for a period of 24 weeks followed by a dose adjustment period. Patients who received placebo in the Phase 3 studies will be randomized to receive one of three doses of ambrisentan.
      In May 2005, we initiated a Phase 2 clinical trial to evaluate ambrisentan in patients with PAH who have previously discontinued bosentan or sitaxsentan therapy due to liver function test (LFT) abnormalities. Previous clinical trials with bosentan (BREATHE-1) and sitaxsentan (STRIDE-1) have demonstrated dose-dependent increases in serum aminotransferase concentrations, requiring withdrawal of therapy for safety reasons. Preclinical studies suggest that serum aminotransferase elevations induced by bosentan and chemically-related compounds may be due to their direct competition with bile salts for active transport across the hepatocyte membrane into the bile canaliculi. We believe an ERA such as ambrisentan that has a distinctly different chemical composition and metabolic pathway may result in less competition with endogenous bile salts for canalicular transport. In addition, ambrisentan demonstrated significant efficacy when administered at daily doses of 1 to 10 mg, doses that are 10-250 times lower than the approved daily dose of bosentan (125 mg bid) and the proposed daily dose of sitaxsentan (100 mg once daily). We believe these lower doses may introduce less competition on a molar basis for canalicular transport, which could result in a lower incidence and severity of serum aminotransferase elevations.
      The primary objective of our Phase 2 trial is to determine the incidence of increased serum aminotransferase concentrations associated with ambrisentan therapy in patients who have previously discontinued bosentan or sitaxsentan therapy due to serum aminotransferase abnormalities. This trial will also evaluate the overall safety, tolerability and efficacy of ambrisentan in this patient population. Approximately 30 patients will receive 2.5 mg ambrisentan daily for 4 weeks followed by 5 mg of ambrisentan daily. Patients will be monitored with clinical laboratory tests every 2 weeks and assessed for safety and efficacy every 4 weeks during the first 12 weeks of treatment. The primary endpoint will be assessed after the first 12 weeks of treatment. Patients who complete week 48 in the extended portion of the study then have the option to receive either 5 mg or 10 mg of ambrisentan daily which will allow us to gather additional longer term safety and efficacy data.
Darusentan
      Hypertension affects approximately 65 million individuals in the United States and approximately one billion worldwide. In the United States, approximately 60% of these individuals are diagnosed and receive anti-hypertensive therapy (e.g., diuretics, ACE inhibitors, angiotensin receptor blockers, beta-blockers, calcium channel blockers, central alpha receptor agonists, peripheral alpha antagonists and vasodilators). Nonetheless, an estimated 10% to 30% of treated patients remain at risk for serious cardiovascular and renal complications because they are unable to achieve blood pressures within the recommended ranges despite taking multiple anti-hypertensive medications on a daily basis.
      The “Seventh Report of the Joint National Committee on Prevention, Detection, Evaluation and Treatment of High Blood Pressure” (JNC7), issued in May 2003, has focused attention on this problem and defines resistant hypertension as “the failure to achieve goal blood pressure in patients who are adhering to full doses of an appropriate three-drug regimen that includes a diuretic.” According to JNC7, a systolic blood pressure of less than 140 mmHg and a diastolic blood pressure of less than 90 mmHg are recommended for patients with hypertension and no other serious conditions. For patients with diabetes and chronic renal disease, target systolic and diastolic blood pressures are more stringent – a systolic blood pressure goal of less than 130 mmHg and a diastolic blood pressure goal of less than 80 mmHg.
      We believe there is a significant need for a therapeutic agent that, when used in combination with currently available medications, is capable of lowering blood pressure in patients suffering from resistant hypertension. In addition, we believe this need cannot be adequately addressed simply by improving compliance or optimizing dosages of existing anti-hypertensive medications, but instead requires innovative new drugs with new mechanisms of action.
      As an ERA, darusentan acts through a different mechanism of action than existing anti-hypertensive therapies. It demonstrates high potency, high bioavailability and a half-life that we believe is suitable for once daily dosing.
Recent Phase 2b Clinical Trial of Darusentan
      In July 2004, we initiated a Phase 2b randomized, double-blind, placebo-controlled clinical trial to evaluate the safety and efficacy of darusentan in patients with resistant hypertension. Patients were eligible for enrollment in this trial if they had a systolic blood pressure greater than or equal to 140 mmHg and a diastolic blood pressure greater than 90 mmHg despite treatment with full doses of three anti-hypertensive medications, one of which was a diuretic, and no other serious conditions. For patients with diabetes and chronic renal disease, systolic and diastolic blood pressures inclusion criteria were lower, namely a systolic blood pressure greater than 130 mmHg and a diastolic blood pressure greater than 80 mmHg. A total of 115 patients were randomized to darusentan or placebo at approximately 30 investigative sites in the United States. Patients underwent forced titration every two weeks through 10, 50, 100 and 150 mg of darusentan or placebo until the target dose of 300 mg once daily was achieved. The treatment period was ten weeks followed by a two week drug withdrawal period.
      On August 18, 2005, we reported positive top line results of the trial. The trial results achieved the primary endpoint and demonstrated that 300 mg of darusentan dosed once daily provided statistically significant, placebo-corrected reductions of 11.6 mmHg (p=0.02) in systolic blood pressure and 7.0 mmHg (p<0.001) in diastolic blood pressure. Clinically meaningful reductions in systolic and diastolic blood pressure were also observed at earlier time points at lower doses. Trial results demonstrated darusentan was generally well tolerated suggesting a favorable safety profile. The most common adverse event was peripheral edema. There were no observed serum aminotransferase concentrations above two times the upper limit of the normal range. Previous clinical trials with other ERAs in patients with hypertension demonstrated dose-dependent increases in serum aminotransferase concentrations, requiring withdrawal of therapy for safety reasons.
      Based on the results of the Phase 2b trial, we plan to move forward with Phase 3 clinical development of darusentan for the treatment of resistant hypertension following our End-of-Phase 2 meeting with the FDA.

Prior Darusentan Clinical Results
      In 2000, the original sponsor of darusentan evaluated the safety and efficacy of darusentan in 392 patients with moderate hypertension in a Phase 2/3 randomized, double-blind, placebo-controlled, dose-ranging trial. Unlike our recent Phase 2b trial, this study evaluated darusentan as monotherapy for hypertension and was conducted in a different patient population and under a different protocol. The primary endpoint of the trial was change in sitting diastolic blood pressure after six weeks of treatment. Changes in systolic blood pressure and pulse rate were secondary endpoints.
      The results of this study demonstrated that darusentan produced statistically significant and clinically meaningful reductions in diastolic and systolic blood pressures in a dose-dependent manner. The mean placebo-corrected change from baseline in systolic blood pressure was -6.0 mmHg on 10 mg, -7.3 mmHg on 30 mg and -11.3 mmHg on 100 mg darusentan after six weeks of treatment. Significant reductions in diastolic blood pressure were also observed (-3.7, -4.9 and -8.3 mmHg, for the three dose groups, respectively). Heart rate remained unchanged in all groups. Headache was the most commonly reported adverse event, with no relevant difference among placebo and active treatment groups. Flushing and peripheral edema were seen in a dose-dependent fashion in the darusentan treatment groups. There were no treatment-related elevations in liver function tests in the study.
Perfan I.V. and Oral Enoximone
      Perfan I.V. is the intravenous formulation of enoximone that we market in eight European countries. Clinical studies supporting the use of Perfan I.V. were completed in the late 1980s, and the drug was first approved in Europe in 1989. Perfan I.V. is used in a hospital setting to treat patients with acute decompensated heart failure and to wean patients from cardiopulmonary bypass following open-heart surgery. We believe our European sales experience helps prepare us for the potential commercial launch of future products, such as ambrisentan and darusentan.
      We recorded sales of Perfan I.V. of $3.3 million in 2004. Additional financial information regarding our sales of Perfan I.V. by country for each of the past three fiscal years and our concentration of customers can be found in our financial statements filed with our Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 15, 2005.
      On June 26, 2005, we announced top line results of ESSENTIAL I & II, our two Phase 3 trials of enoximone capsules in patients with advanced chronic heart failure. The trial results failed to demonstrate a statistically significant benefit for any of the three co-primary efficacy endpoints. The trials met the pre-specified safety endpoint by demonstrating no significant difference in mortality between the enoximone and placebo groups. Based on these results, we have terminated development of enoximone capsules and will dedicate our resources to furthering the development of ambrisentan and darusentan and to our target and drug discovery program.
Discovery Research
      The goal of our target and drug discovery research is to discover and develop disease-modifying drugs for chronic heart failure and related disorders. Our drug discovery programs are scientifically based on the discoveries of three prominent academic scientists who are recognized experts in the field of cardiac hypertrophy and heart failure: Dr. Michael Bristow, professor of cardiology at the University of Colorado Health Sciences Center, Dr. Leslie Leinwand, chairperson of molecular, cellular and developmental biology at the University of Colorado, and Dr. Eric Olson, chairman of molecular biology at the University of Texas Southwestern Medical Center.
      Through sponsored research programs with these investigators and licensing arrangements with their respective institutions, we have gained intellectual property rights to a series of cardiac molecular targets and signaling systems that we believe are of critical importance in cardiac muscle disease. In addition, our license agreement with the University of Colorado includes access to a human cardiac tissue library consisting of hundreds of failing and non-failing human hearts that we use to discover and validate targets for drug discovery. The rights to new discoveries can be licensed by us pursuant to our agreements with these investigators’ academic institutions, creating a source of novel molecular mechanisms and targets for our drug discovery operations.
      We have built a drug discovery research team and infrastructure, which includes a 60,000 compound library and high-throughput screening robotics. To date, we have advanced several targets through high-throughput screening and have identified a series of promising lead structures. We have established a collaboration agreement with Novartis to advance our drug discovery work.
      We believe our advanced understanding of the biology of cardiovascular disease combined with our clinical development expertise in cardiovascular therapeutics allows us to better identify, license and acquire products. The Novartis collaboration presently covers nearly all of our discovery research projects. However, as we progress with projects that are not funded by this partner, we may enter into collaborations with other pharmaceutical and biotechnology companies that allow us to build upon our expertise in cardiovascular disease and/or leverage our current capabilities with additional capabilities that we do not have. We will seek arrangements that improve our ability to move new compounds into the clinic and new products into the marketplace.
Drug Discovery Strategy
      Patients with chronic heart failure develop an enlargement of the heart called cardiac hypertrophy. The causes and effects of cardiac hypertrophy have been extensively documented, but the underlying molecular mechanisms that link the molecular signals to cell changes, or cardiac signaling pathways, remain poorly understood.
      We believe that the fundamental drivers of pathological remodeling of the heart (abnormal growth, shape and function of the heart) are increases in ventricular wall stress and neurohormonal and growth factor stimulation of cardiac muscle. These processes are set in motion by primary insults to the heart, including myocardial infarction (heart attack) and chronic high blood pressure. Wall stress and associated growth promoting stimuli lead to changes in cardiomyocyte signaling pathways that ultimately produce pathological changes in gene expression in the heart.
      One of the characteristic changes that occur in a failing heart is a change in gene expression wherein fetal genes that were turned off shortly after birth are reactivated in the disease process. Although this response may initially be beneficial to a patient with chronic heart failure, it becomes harmful as the disease progresses. Our scientists and academic collaborators at the University of Colorado Health Sciences Center and the University of Colorado are focused on identifying the set of fetal genes that are reactivated in chronic heart failure, understanding the consequences of their reactivation and discovering the means to control their expression. This work has led to the discovery of several signaling pathways that appear to control the re-expression of fetal genes, down-regulation of adult genes, cardiac hypertrophy and its progression to dilated cardiomyopathy.
      An essential component of our drug discovery strategy is to target the elements of gene expression regulation in the heart that are common to known cardiac remodeling and heart failure pathways. Of primary interest in this regard are the calcineurin, NFAT (Nuclear Factor of Activated T Cells) and MEF2 (Myocyte Enhancer Factor 2) signaling pathways and their regulation by Class II histone deacetylases (HDACs), enzymes that repress gene transcription, and other regulatory proteins. NFAT is a transcription factor (controls gene expression) that is regulated by the enzyme calcineurin in the heart and other tissues. MEF2 is a transcription factor regulated by Class II HDACs. In addition, we have discovered what we believe to be an important pathological role for Class I HDACs in pathological cardiac remodeling, and we have patented the use of HDAC inhibitors for treatment and prevention of cardiac disease.
      We have developed a series of high-throughput screening assays based on these discoveries and have identified several lead compounds that appear to inhibit cardiomyocyte hypertrophy and/or reverse abnormal fetal gene expression. These compounds are currently being studied in our laboratories in cell and animal assays to examine safety and efficacy and optimization of lead structures is underway within our collaboration with Novartis.
Sales and Marketing
      Assuming that we receive regulatory approval for our product candidates, we plan to commercialize them by building a focused sales and marketing organization potentially complemented by co-promotion and licensing arrangements with pharmaceutical or biotechnology partners. Our sales and marketing strategy is to:

•	Build direct selling capability. We believe that a small- to moderately- sized sales force could effectively reach the specialists and medical institutions that treat a significant percentage of patients with conditions such as PAH and resistant hypertension. We intend to build a sales force in the United States ourselves or in partnership with a contract sales organization or with one or more pharmaceutical or biotechnology companies. Our approach and participation in the commercialization process outside the United States is under evaluation.

•	Build an internal marketing and sales support organization. We plan to build the necessary internal commercial organization to develop and implement product plans and support our sales force activities in the United States. Our strategy outside of the United States is under evaluation.

•	Establish co-promotion alliances. We intend to enter into co-promotion and licensing arrangements with larger pharmaceutical or biotechnology firms when necessary to reach larger markets. We intend to explore co-development, co-promotion and geographic licensing arrangements for ambrisentan and darusentan.
      We currently market and sell Perfan I.V. through local distributors in Belgium, France, Germany, Ireland, Italy, Luxembourg, the Netherlands and the United Kingdom.
Licensing Agreements and Collaborations
      In October 2001, we entered into a license agreement with Abbott Laboratories, Inc. (Abbott) under which we received an exclusive worldwide license to develop and commercialize ambrisentan. In consideration for the license, we have paid Abbott initial license fees totaling $5.8 million, have paid a milestone fee of $1.5 million upon the initiation of the ARIES trials and have paid an additional $690,000 related to an additional feasibility and evaluation study performed on our behalf. If we successfully develop ambrisentan in PAH, we will be required to make additional milestone payments totaling $4.5 million as well as royalties based on net sales of ambrisentan. If we fail to commercialize ambrisentan in certain markets, Abbott may market the product on its own in the affected countries, paying us a royalty on its sales. We must use reasonable diligence to develop and commercialize ambrisentan and to meet milestones in completing certain clinical work. The agreement is of indefinite term, although either party may terminate the agreement under certain circumstances, including a material breach of the agreement by the other. We would be obligated to make additional milestone payments if we develop ambrisentan in additional indications. However, in no event would we be obligated to pay more than $25.5 million in total license and milestone fees.

      In June 2003, we entered into a license agreement with Abbott under which we received an exclusive worldwide license from Abbott to develop and commercialize darusentan for all conditions except oncology. In consideration for the license, we paid Abbott initial license fees of $5.0 million and are obligated to make future milestone payments totaling $25.0 million if we successfully commercialize the drug for a single condition. Additional milestone payments would be due if we commercialize darusentan for additional conditions. However, in no event would we be obligated to pay more than $50.0 million in total license and milestone fees. In addition, we will owe royalties based on net sales of darusentan. If we seek a co-promotion arrangement for darusentan in any country or group of countries, Abbott has the right of first negotiation. Abbott also has the option to negotiate to be our exclusive development and commercialization partner for darusentan in Japan, upon terms to be negotiated. If we do not commercialize darusentan in certain markets, Abbott may market the product on its own in the affected countries, paying us a royalty on its sales. We must use reasonable commercial diligence to develop and commercialize darusentan and to meet milestones in completing certain clinical work. The term of the agreement is indefinite, however, either party may terminate the agreement under certain circumstances, including a material breach of the agreement by the other.
      We also hold four other license agreements relating to intellectual property and patents. In September 1998, we entered into an exclusive license agreement, with the right to sublicense, with University License Equity Holdings, Inc., (formerly University Technology Corporation), or ULEHI, an affiliate of the University of Colorado, that allows us access to several different patents relating to the treatment of heart failure. This exclusive license may be subject to certain rights of the United States Government if any of the licensed subject matter is developed under a governmental funding agreement. We must use commercially reasonable efforts to bring one or more products to market and, in order to retain an exclusive license, must meet certain milestones, including providing forecast reports and selling a minimum amount of product. In consideration for the license, we paid ULEHI an initial fee of $5,900, and we are obligated to pay future license maintenance fees of $4,250 per annum, as well as royalties, which are based upon net sales of the licensed products. As of December 31, 2003, we incurred a $25,000 sublicense fee to ULEHI under this agreement. Under this license agreement, we also have the primary responsibility of applying for and maintaining any patent or intellectual property rights. ULEHI may only assume such responsibility in the event that we decide not to do so. We amended this agreement in November 2003 to modify the royalty payment timeline and to include milestone payments for any drugs developed from the licensed technology, up to a maximum of $400,000 in the case of a drug for which an application for marketing approval is filed. This agreement may be terminated by either party upon breach of the agreement, or we may cancel the agreement upon six months notice to ULEHI.
      In December 1999, we entered into a Patent and Technology License Agreement with the University of Texas System, or the University, which gives us exclusive rights, with the right to sublicense, to certain patents and technology relating to cardiac hypertrophy and heart failure. Concurrently, we entered into a Sponsored Research Agreement with the University to fund research at the University of Texas Southwestern Medical Center. Rights to inventions arising from the sponsored research are included within the exclusive license granted by the license agreement. This exclusive license, signed concurrently with a Sponsored Research Agreement, may be subject to certain rights of the United States Government if any of the licensed subject matter is developed under a governmental funding agreement. In consideration for the license, we paid an initial license fee of $50,000 and are obligated to pay future annual fees of $50,000 per year beginning the first year following termination of the Sponsored Research Agreement, a percentage of sublicense revenue and royalties based upon net sales. Additionally, we are obligated to make milestone payments for any drugs developed from the licensed technology, up to a maximum of $3.2 million in the case of a drug for which an application for marketing approval is filed. Patent prosecution and maintenance is carried out by a mutually agreed upon patent attorney, but we are obligated to reimburse the University for the associated patent costs.

This license agreement will continue on a country by country basis in many cases until the last patent expires which currently is on September 26, 2022, based on patents issued to date, although this could be extended. There are also provisions that allow termination of the license agreement upon breach of the license, upon our insolvency, or upon written mutual agreement between Myogen and the University. We must diligently attempt to commercialize a licensed or identified product or the University has certain rights to cancel the exclusivity of the license agreement if we fail to provide written evidence within sixty days of our commercialization attempts. Similarly, the University can completely terminate the license agreement in the future if we fail to provide written evidence of our commercialization attempts within sixty days.
       In January 2002, we entered into a second Patent and Technology License Agreement, which was amended in February 2004, and related Sponsored Research Agreement with the University. The license grants us exclusive rights, with the right to sublicense, to certain patents and technology relating to cardiac hypertrophy, heart disease, and heart failure, including inventions that arise during the conduct of the sponsored research. The patent and technology license is also subject to certain rights of the United States Government if any of the licensed subject matter is developed under a governmental funding agreement. In consideration for this license, we paid an initial license fee totaling $35,000 and have an obligation to pay milestone payments potentially totaling $400,000 plus a percentage of sublicense revenue and royalties based upon a percentage of net sales. Provided we maintain the Sponsored Research Agreement, we do not have annual fees on either this license or the 1999 license; otherwise we would be obligated to pay annual fees of $5,000 per year. In addition, we are obligated to reimburse the University for patent expenses. For most products, this agreement will terminate upon the expiration of the last patent to expire, which currently is on February 13, 2021 based on patents issued to date, although this could be extended. There are also provisions that allow termination upon breach of the license, upon insolvency of the licensee, or upon written mutual agreement between Myogen and the University. This license agreement is also subject to the terms of the Sponsored Research Agreement entered into concurrently with the Patent and Technology License Agreement, under which we currently pay $250,000 per annum through March 31, 2007. In 2003, we incurred a $162,500 sublicense fee to the University under this agreement.
       We continue to maintain a close working relationship with three of our academic founders: Dr. Michael Bristow, professor of cardiology at the University of Colorado Health Sciences Center, Dr. Leslie Leinwand, chairperson of molecular, cellular and developmental biology at the University of Colorado and Dr. Eric Olson, chairman of molecular biology at the University of Texas Southwestern Medical Center. Dr. Bristow currently serves as our Chief Science and Medical Officer. Dr. Olson serves as an active consultant, frequently visiting our laboratories and collaborating closely both in research areas and in our discussions with larger pharmaceutical firms. In the case of both laboratories, we have an option allowing us to acquire the rights to future cardiovascular discoveries. Both universities were issued shares of our common stock in connection with the execution of certain of our license and related agreements.
       In October 2003, we entered into a research collaboration with Novartis for the discovery and development of novel drugs for the treatment of cardiovascular disease. We received signing fees totaling $5.0 million from Novartis under the October 2003 collaboration agreement. In addition, the collaboration agreement requires Novartis to provide research funding to us through October 2006. In May 2005, we expanded the collaboration to include our histone deacetylase inhibitor (HDACi) program. The expansion of the collaboration extends research funding with respect to the HDACi program for a minimum of three years and included signing fees. Since October 2003, proceeds received from our collaboration with Novartis have covered, and for 2005 are expected to cover, substantially all of our drug discovery expenses.
       The collaboration agreement, as amended in May 2005, provides Novartis with the exclusive option to our discoveries, with limited exceptions, for a three year period ending October 2006

(relating to product candidates other than HDACi product candidates) and May 2008 (relating to HDACi product candidates). Thereafter, the collaboration can be extended by mutual agreement of the parties. The agreement also provides Novartis with the unilateral right to terminate or extend the collaboration at the end of the respective three year periods. In addition, Novartis has an early termination right which allows it to terminate the collaboration agreement with 60 days prior notice at any time (for product candidates other than HDACi product candidates) or at any time after November 23, 2006 (for HDACi product candidates). In addition, the collaboration may be terminated upon breach of applicable licenses, insolvency of either party, mutual written agreement or our sale to a competitor of Novartis. Novartis may choose to terminate or not renew the agreement with us, possibly delaying our development programs and increasing our operating loss.
       Upon execution of a license for a product candidate, Novartis is obligated to fund all further development of that product candidate, make payments to us upon the achievement of certain milestones and pay us royalties for sales if the product is successfully commercialized. To date, Novartis has not licensed any drug targets or compounds under the terms of the collaboration. Upon the completion of Phase 2 clinical trials of any product candidates Novartis has licensed from us (with the exception of certain HDACi product candidates), we have the option to enter into a co-promotion and profit sharing agreement with them for that product candidate, subject to our reimbursement of a portion of the development expenses incurred up to that point plus a premium, our agreement to share the future development and marketing expenses, and elimination of the royalty payable to us.
       We also intend to selectively enter into additional collaborations with other pharmaceutical or biotechnology companies that allow us to build upon our expertise in heart disease.
Intellectual Property and Market Exclusivity
Ambrisentan and Darusentan
      We have licensed on an exclusive basis from Abbott the ambrisentan and darusentan patent portfolio. The patent portfolio consists of 12 patent families and approximately 185 patents and patent applications, including nine issued United States patents and seven issued European patents. These patents cover the drug products and formulations and a variety of methods of use and methods of manufacture. The primary patents covering ambrisentan and darusentan expire in 2015 in the United States and most markets in Europe. We believe, however, that ambrisentan will be eligible for two to three years of additional patent term extension under the Hatch-Waxman Amendments and that darusentan will be eligible for four to five years of additional patent term extension under the Hatch-Waxman Amendments.
       The FDA has designated ambrisentan for PAH an orphan drug under the Orphan Drug Act. In addition, the Commission of the European Communities, with a favorable opinion of the Committee for Orphan Medicinal Products of the EMEA, has granted orphan drug designation to ambrisentan for PAH. The United States and European orphan drug designations provide incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives marketing approval for an orphan drug to an exclusive marketing period (seven years in the United States and up to ten years in Europe) for that product. However, a drug that the FDA or EMEA considers to be different from or clinically superior to another approved orphan drug, even though for the same condition, may also obtain approval in the United States or the European Union during the exclusive marketing period.
       Orphan drug designation does not increase the likelihood of eventual regulatory approval for a product candidate, including ambrisentan, and orphan drug designation may be withdrawn by the FDA and the EMEA, or challenged by our competitors, in certain circumstances. In recent years, Congress and the EMEA have considered changes to the orphan drug regulations to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of a drug. If the United States or European orphan drug regulations are amended in this manner, any approved drugs for which we have been granted orphan exclusive marketing rights may face increased competition, which may decrease the amount of revenue we may receive from these products.
       We believe that the commercial success of ambrisentan and darusentan will depend more significantly on the associated safety and efficacy profile and on the price relative to competitive or alternative treatments and other marketing characteristics of each product than on the exclusivity afforded by orphan drug designation.
Other Intellectual Property
       We have expanded the development of our intellectual property through our drug discovery research program. To date, our research and development program has led to the filing of 17 provisional United States patent applications, 15 of which have been converted to United States and Patent Cooperation Treaty applications.
       In addition, we have licensed on an exclusive basis from the University of Colorado and the University of Texas Southwestern Medical Center approximately 125 patents and patent applications covering technology for the diagnosis and treatment of heart failure, including 12 issued United States patents, 31 issued European patents and 3 issued Australian patents. Furthermore, under our licenses with the universities and associated sponsored research agreements, we have been granted a right of first refusal to certain future discoveries in the field of heart disease and assumed responsibility for, or have significant input on, the prosecution of existing patent applications and applications covering future discoveries.
Competition
       The pharmaceutical industry is highly competitive. We face significant competition from pharmaceutical companies and biotechnology companies that are researching and selling products designed to treat cardiovascular disorders. Many of these companies have significantly greater financial, manufacturing, marketing and product development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do.
       Several pharmaceutical and biotechnology companies have established themselves in the field of cardiovascular disease. In addition, many universities and private and public research institutes are active in cardiovascular research, some in direct competition with us. We also must compete with these organizations to recruit scientists and clinical development personnel. Significant competitors working on treatments for chronic heart failure, PAH and/or resistant hypertension are Actelion Ltd., CoTherix, Inc., Encysive Pharmaceuticals, Inc., GlaxoSmithKline plc, Novartis AG, Orion Pharma, Pfizer Inc., Speedel Group, United Therapeutics Corp., Vasogen Inc., most other major pharmaceutical companies and many other biotechnology firms.
Ambrisentan
       The therapies available to treat patients with PAH have increased dramatically over the last few years, and there are a number of additional product candidates, including ambrisentan, in late stage development for PAH.
       Mild PAH is currently treated with calcium channel blockers, diuretics and anticoagulants. As patients advance into more severe stages of disease, moderate to severe PAH, therapeutic options become more limited. Prior to 2001, only continuous intravenous infusion of prostacyclin, epoprostenol, was available as a treatment for patients with more advanced stages of PAH. In mid-2002, a more stable form of prostacyclin that can be administered via continuous subcutaneous infusion, treprostinil, was approved by the FDA. In late 2004, the FDA approved an intravenous formulation of treprostinil and in December 2004 the FDA approved iloprost, an inhaled form of prostacyclin. United Therapeutics, the sponsor of treprostinil, is currently evaluating an inhaled form of treprostinil in Phase 2 clinical studies.
       The most significant therapeutic advance for patients with moderate to severe PAH, took place in December 2001 with the approval of a twice-a-day oral formulation of bosentan, an ERA. Bosentan was demonstrated in clinical trials to improve exercise capacity and quality of life and has now become first line therapy for patients with Class III PAH.
       Pfizer Inc. recently completed clinical trials for sildenafil for the treatment of PAH and sildenafil has been approved for the treatment of PAH in the United States and the European Union. In addition, ICOS Corporation and Eli Lilly and Co. are conducting clinical trials of oral tadalafil in PAH. We believe sildenafil and other PDE-5 inhibitors such as tadalafil are likely to become major therapeutics for the treatment of PAH and potential competitors to ambrisentan and other PAH products.
       In February 2005, Encysive Pharmaceuticals, Inc. announced preliminary results of its second pivotal Phase 3 trial of sitaxsentan for PAH. Like ambrisentan, sitaxsentan is an ETA receptor selective antagonist compound. The top line results of the trial suggest sitaxsentan could also become a competitor to ambrisentan and other PAH products. Regulatory action on Encysive’s application for marketing approval for sitaxsentan in the United States is expected in early 2006.
Darusentan
       There are multiple medications in each of several different drug classes (e.g., diuretics, ACE inhibitors, angiotensin receptor blockers, beta-blockers, calcium channel blockers, central alpha receptor agonists, peripheral alpha antagonists and vasodilators) commercially available and widely used to treat hypertension. Darusentan is being developed as a therapeutic agent that we believe could be used in combination with these agents to provide better control of a patient’s high blood pressure.
       However, there are multiple ERAs in the clinical development portfolios of pharmaceutical and biotechnology companies. These ERAs may have potential similar to that of darusentan. Although we do not believe that any of these ERAs are currently in clinical development programs specifically targeting resistant hypertension, Speedel Group recently announced positive Phase 2 results relating to a once daily oral ERA used to treat patients with diabetic renal disease, many of whom are likely to suffer from resistant hypertension. Speedel announced in July 2005 that it has commenced a Phase 3 study relating to this compound for diabetic renal disease.
Manufacturing
       The production of ambrisentan, and darusentan employ small molecule organic chemistry procedures standard for the pharmaceutical industry. We plan to continue to outsource manufacturing responsibilities for these and any additional future products, and we intend to select and rely at least initially on a single third-party to manufacture each of our product candidates. This manufacturing strategy allows us to direct our financial and managerial resources to the development and commercialization of products rather than to the establishment of a manufacturing infrastructure.
Governmental Regulation and Product Approval
       The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, distribution, record keeping, approval, advertising and promotion of our products and product candidates.
       The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	preclinical laboratory and animal tests;

•	submission of an investigational new drug application, or IND, which must become effective before clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	pre-approval inspection of manufacturing facilities and selected clinical investigators; and

•	FDA approval of a new drug application, or NDA, or NDA supplement.
       The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any new approvals for our products will be granted on a timely basis, if at all.
       Before the first clinical trial can begin, we must submit an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial. In such a case, the study cannot be initiated until the IND sponsor and the FDA resolve any outstanding concerns. Our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development but there is no waiting period after the IND is open. An independent institutional review board for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center.
       For purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

•	Phase 1: The drug is initially given to healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	Phase 2: Studies are conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase 2b” evaluation, which is a second, confirmatory Phase II trial that could, if positive, serve as a pivotal trial in the approval of a drug.

•	Phase 3: When Phase 2 evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase 3 trials are undertaken to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites.
       Clinical trials are designed and conducted in a variety of ways. A “placebo-controlled” trial is one in which the trial tests the results of a group of patients, referred to as an “arm” of the trial, receiving the drug being tested against those of an arm that receives a placebo, which is a substance that the researchers know is not therapeutic in a medical or chemical sense. In a “double-blind” study, neither the researcher nor the patient knows into which arm of the trial the patient has been placed, or whether the patient is receiving the drug or the placebo.

“Randomized” means that upon enrollment patients are placed into one arm or the other at random by computer. “Parallel control” trials generally involve studying a patient population that is not exposed to the study medication (i.e., is either on placebo or standard treatment protocols). In such studies experimental subjects and control subjects are assigned to groups upon admission to the study and remain in those groups for the duration of the study. An “open label” study is one where the researcher and the patient know that the patient is receiving the drug. A trial is said to be “pivotal” if it is designed to meet statistical criteria with respect to pre-determined “endpoints,” or clinical objectives, that the sponsor believes, based usually on its interactions with the relevant regulatory authority, will be sufficient for regulatory approval. In most cases, two adequate and well-controlled “pivotal” clinical trials are necessary for approval.
       Regulatory authorities, an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.
       The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 studies may be made a condition to be satisfied after a drug receives approval. The results of Phase 4 studies can confirm the effectiveness of a product candidate and can provide important safety information to augment the FDA’s voluntary adverse drug reaction reporting system.
       The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA, or as part of an NDA supplement, for approval of a new indication if the product candidate is already approved for another indication. The FDA may deny approval of an NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase 3 clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval. A pre-approval inspection of the proposed manufacturing facility may also be required prior to product approval. Once issued, the FDA may withdraw product approval if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.
       Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug product is intended to treat a chronic disease, as is the case with the product candidates we are developing, safety and efficacy data must be gathered over an extended period of time, which can range from six months to three years or more. Government regulation may delay or prevent marketing of product candidates or new drugs for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for any indications for our product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain, regulatory approvals for ambrisentan or darusentan would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

       Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their contractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic inspections by the FDA and certain state agencies for compliance with current Good Manufacturing Practices, or cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers in order to ensure that the product meets applicable specifications. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall or withdraw a drug from distribution, seize marketed products, impose manufacturing or operating restrictions, withdraw approval of the NDA for that drug and/or seek civil or criminal penalties.
       The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.
       Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use.
       The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new diseases for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.
       Steps similar to those in the United States must be undertaken in most other countries comprising the potential markets for our products before any such product can be commercialized in those countries. The approval procedure and the time required for approval vary from country to country and may involve additional testing. There can be no assurance that approvals will be granted on a timely basis or at all.
Employees
       As of August 31, 2005 we had approximately 95 employees.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES FOR NON-U.S. HOLDERS
       The following summary describes the material United States federal income and estate tax consequences of the acquisition of common stock in this offering by a Non-U.S. Holder (as defined below). This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those discussed below.
       The following discussion is for general information only and is not tax advice. Persons considering the purchase of common stock are urged to consult their own tax advisors concerning the United States federal income and estate tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction including any state, local or foreign tax consequences.
       Except as otherwise described in the discussion of estate tax below, a “Non-U.S. Holder” is a holder of common stock that is for U.S. federal income tax purposes a nonresident alien individual or a corporation, trust or estate that is not a U.S. Holder. A “U.S. Holder” means a holder of common stock that is for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
       If a partnership acquires common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding the common stock are urged to consult their tax advisors.
Dividends
       Dividends paid to a Non-U.S. Holder, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles, generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated rates. A Non-U.S. Holder must satisfy certain certification and disclosure requirements for its effectively connected income to be exempt from withholding (including the provision of a properly executed Form W-8ECI (or successor form)). Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
       A Non-U.S. Holder who wishes to claim the benefit of an applicable treaty rate for dividends will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is entitled to treaty benefits or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.
       A Non-U.S. Holder of common stock eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
       A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the company is or has been a “United States real property holding corporation” for United States federal income tax purposes.
       An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale at applicable graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
       The company believes it is not, has not been and does not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If our current view is incorrect or if we become a U.S. real property holding corporation in the future, and our common stock is regularly traded on an established securities market, a Non-U.S. Holder who (actually or constructively (applying certain ownership attribution rules)) holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than five percent of the common stock would be subject to U.S. federal income tax on a disposition of the common stock (at applicable graduated United States federal income tax rates) but other Non-U.S. holders generally would not be. If the common stock is not so traded, all Non-U.S. holders would be subject to U.S. federal income tax on disposition of the common stock.
Information Reporting and Backup Withholding
       The issuer must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

       A Non-U.S. Holder will be subject to backup withholding with respect to dividends unless applicable certification requirements are met.
       Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale (including a redemption) of common stock within the United States or conducted through United States related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder or the holder otherwise establishes an exemption.
       Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.
Federal Estate Tax
       Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING
       The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
CIBC World Markets Corp.
First Albany Capital Inc.
Lazard Capital Markets LLC

Total

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 600,000 shares to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 600,000 additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
       Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.
       The company, its directors, executive officers and certain of its principal stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee stock option plans or sales of up to 283,000 shares of common stock pursuant to existing 10b5-1 plans during such 90 day period.
       The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the

18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.
       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NASDAQ National Market, in the over-the-counter market or otherwise.
       Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.
       The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.
       The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.
LEGAL MATTERS
       The validity of the securities being offered hereby will be passed upon by Cooley Godward llp, Broomfield, Colorado. Cahill Gordon & Reindel llp, New York, New York, is counsel for the underwriters in connection with this offering.

PROSPECTUS
$125,000,000
Common Stock
Preferred Stock
Depositary Shares
Debt Securities
Warrants
Offered by
Myogen, Inc.
2,500,000 Shares of Common Stock
Offered by the Selling Stockholders
       From time to time, we may offer up to $125,000,000 of any combination of the securities described in this prospectus. Any preferred stock that we sell may be sold either as shares of preferred stock or represented by depositary shares.
       Up to 2,500,000 shares of our common stock may be sold from time to time in one or more offerings by the selling stockholders; provided, however, that the selling stockholders have entered into an agreement with us to limit the number of shares of common stock they will sell under certain circumstances. We will not receive any proceeds from sales of our common stock by the selling stockholders.
       We will provide specific terms of these offerings and securities in supplements to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.
       Our common stock is traded on the Nasdaq National Market under the symbol “MYOG.” On May 31, 2005, the last reported sale price of our common stock was $6.62 per share. You are urged to obtain current market quotations for our common stock. The applicable prospectus supplement will contain information, where applicable, as to any other listing on the Nasdaq National Market or any securities market or other exchange of the securities, if any, covered by the prospectus supplement.
       Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” contained in any supplements to this Prospectus and in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as well as any amendments thereto, as filed with the Securities and Exchange Commission, and which are incorporated herein by reference in their entirety.
       This Prospectus may not be used to offer or sell any securities unless accompanied by a Prospectus Supplement.
       The securities may be sold directly by us or the selling stockholders to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts and over-allotment options will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 8, 2005

       You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

ABOUT THIS PROSPECTUS
       This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell common stock, preferred stock, depositary shares, debt securities and warrants in one or more offerings up to a total dollar amount of $125,000,000. Any preferred stock that we sell may be sold either as shares of preferred stock or be represented by depositary shares. In addition, the selling stockholders may offer and sell, from time to time, up to an aggregate of 2,500,000 shares of common stock under this prospectus, subject to an agreement by the selling stockholders with us to not sell shares of common stock under certain circumstances. This prospectus provides you with a general description of the securities we or the selling stockholders may offer. Each time we or the selling stockholders sell any securities under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of those securities. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. You should carefully read both this prospectus and the applicable prospectus supplement together with the additional information described under “Where You Can Find More Information” before buying securities in this offering. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.
ABOUT MYOGEN
       We are a biopharmaceutical company focused on the discovery, development and commercialization of small molecule therapeutics for the treatment of cardiovascular disorders. We believe that our advanced understanding of the biology of cardiovascular disease combined with our clinical development expertise in cardiovascular therapeutics provide us with the capability to discover novel therapies, as well as identify, license or acquire products that address serious, debilitating cardiovascular disorders that are not adequately treated with existing therapies.
       We currently market an intravenous (i.v.) formulation of enoximone, Perfan® I.V., in eight countries in Europe for the treatment of acute decompensated heart failure and we have three product candidates in late-stage clinical development: enoximone capsules for the treatment of patients with advanced chronic heart failure, ambrisentan for the treatment of patients with pulmonary arterial hypertension (PAH) and darusentan for the treatment of patients with resistant systolic hypertension. All three of our product candidates are orally administered small molecules that we believe offer advantages over currently available therapies and have the potential to address unmet needs in their respective markets.
       Through our internal research program and academic collaborations, we are developing an advanced understanding of the biological pathways of heart disease and have discovered several novel molecular targets that we believe play a key role in heart failure.
       We were incorporated in Colorado in June 1996 and we reincorporated in Delaware in May 1998. Our principal executive offices are located at 7575 West 103rd Avenue, Suite 102, Westminster, Colorado 80021. Our telephone number is (303) 410-6666. Our website address is www.myogen.com. Information contained in our website is not a part of this prospectus. References in this prospectus to “Myogen,” “we,” “us” and “our” refer to Myogen, Inc.

RISK FACTORS
       Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “RISK FACTORS” contained in any supplements to this prospectus and in our most recent annual report on Form 10-K and quarterly report on Form 10-Q filed with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC, which are incorporated herein by reference in their entirety.
       Investment in our securities involves risks. Prior to making a decision about investing in our securities, you should consider carefully the risk factors, together with all of the other information contained or incorporated by reference in this prospectus and any prospectus supplement, including any additional specific risks described in any prospectus supplement. Each of these risk factors could adversely affect our business, operating results and financial condition, which may result in the loss of all or part of your investment.
       Keep these risk factors in mind when you read forward-looking statements contained elsewhere or incorporated by reference in this prospectus and the prospectus supplement. These statements relate to our expectations about future events. Discussions containing forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our annual reports on Form 10-K and our quarterly reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and so are subject to risks and uncertainties, including the risks and uncertainties described below under “Forward-Looking Information,” that could cause actual results to differ materially from those anticipated in the forward-looking statements.
THE SECURITIES WE MAY OFFER
       We may offer shares of our common stock and preferred stock, depositary shares, various series of debt securities and/or warrants to purchase any of such securities, with a total value of up to $125,000,000, from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

•	designation or classification;

•	aggregate principal amount or aggregate offering price;

•	maturity, if applicable;

•	rates and times of payment of interest or dividends, if any;

•	redemption, conversion or sinking fund terms, if any;

•	voting or other rights, if any;

•	conversion prices, if any; and

•	important federal income tax considerations.
       The prospectus supplement also may add, update or change information contained in this prospectus or in documents we have incorporated by reference. However, no prospectus supplement shall offer a security that is not registered and described in this prospectus at the time of its effectiveness.
This Prospectus may not be used to consummate a sale of securities unless it is accompanied by a Prospectus Supplement.
       We may sell the securities directly to or through agents, underwriters or dealers. We, and our agents or underwriters, reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities through agents or underwriters, we will include in the applicable prospectus supplement:

•	the names of those agents or underwriters;

•	applicable fees, discounts and commissions to be paid to them;

•	details regarding over-allotment options, if any; and

•	the net proceeds to us.
       Common Stock. We may issue shares of our common stock from time to time. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to any preferences of outstanding shares of preferred stock, holders of common stock are entitled to dividends when and if declared by our board of directors.
       Preferred Stock. We may issue shares of our preferred stock from time to time, in one or more series. Our board of directors shall determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. Convertible preferred stock will be convertible into our common stock or exchangeable for our other securities. Conversion may be mandatory or at your option and would be at prescribed conversion rates.
       If we sell any series of preferred stock under this prospectus and applicable prospectus supplements, we will fix the rights, preferences, privileges, qualifications and restrictions of the preferred stock of such series in the certificate of designation relating to that series. We will incorporate by reference into the registration statement of which this prospectus is a part the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of the related series of preferred stock. We urge you to read the prospectus supplements related to the series of preferred stock being offered, as well as the complete certificate of designation that contains the terms of the applicable series of preferred stock.
       Depositary Shares. We may from time to time issue receipts for depositary shares representing fractional shares of our preferred stock. Any depositary shares that we sell under this prospectus will be evidenced by depositary receipts issued under a deposit agreement between us and a depositary with whom we deposit the shares of the applicable series of preferred stock that underlie the depositary shares that are sold. In this prospectus, we have summarized certain general features of the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, in proportion to the applicable fraction of a share of the preferred stock underlying the depositary share, to all of the rights, preferences and privileges, and be subject to the qualifications and restrictions, of the preferred stock underlying that depositary share. We will incorporate by reference into the registration statement of which this prospectus is a part the form of deposit agreement, including a form of depositary receipt, that describes the terms of any depositary shares that we are offering before the issuance of the related depositary shares. We urge you to read the prospectus supplements related to any depositary shares being offered, as well as the complete depositary agreement and depositary receipt that contains the terms of the depositary shares.

       Debt Securities. We may offer debt securities from time to time, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. The senior debt securities will rank equally with any other unsecured and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner described in the instrument governing the debt, to all of our senior indebtedness. Convertible debt securities will be convertible into or exchangeable for our common stock or our other securities. Conversion may be mandatory or at your option and would be at prescribed conversion rates.
       The debt securities will be issued under one or more documents called indentures, which are contracts between us and a to be named national banking association or other eligible party, as trustee. In this prospectus, we have summarized certain general features of the debt securities. We urge you, however, to read the prospectus supplements related to the series of debt securities being offered, as well as the complete indentures that contain the terms of the debt securities. Forms of indentures have been filed as exhibits to the registration statement of which this prospectus is a part, and supplemental indentures and forms of debt securities containing the terms of debt securities being offered will be filed as exhibits to the registration statement of which this prospectus is a part or will be incorporated by reference from reports we file with the SEC.
       Warrants. We may issue warrants for the purchase of common stock, preferred stock, depositary shares and/or debt securities in one or more series. We may issue warrants independently or together with common stock, preferred stock, depositary shares and/or debt securities, and the warrants may be attached to or separate from these securities.
       The warrants will be evidenced by warrant certificates issued under one or more warrant agreements, which are contracts between us and an agent for the holders of the warrants. In this prospectus, we have summarized certain general features of the warrants. We will incorporate by reference into the registration statement of which this prospectus is a part the form of warrant agreement, including a form of warrant certificate, that describes the terms of the series of warrants we are offering before the issuance of the related series of warrants. We urge you to read the prospectus supplements related to the series of warrants being offered, as well as the complete warrant agreements and warrant certificates that contain the terms of the applicable series of warrants.
FORWARD-LOOKING INFORMATION
       This prospectus, including the information that we incorporate by reference, contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). These statements are based on management’s beliefs as well as assumptions made by, and information currently available to, management. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Forward-looking statements include, without limitation, statements set forth in this prospectus and incorporated by reference in this prospectus regarding, among other things:

•	our anticipated business strategies;

•	our ongoing and anticipated clinical trials;

•	our ability to conduct clinical trials and obtain regulatory approval of our product candidates;

•	product development;

•	our relationships with collaborators;

•	anticipated trends in our business;

•	sufficiency of our cash reserves; and

•	future capital expenditures.
       Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Accordingly, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or the prospectus supplement or the date of documents incorporated by reference in this prospectus that include forward-looking statements.
FINANCIAL RATIOS
       The following table sets forth our ratio of deficiency of earnings to fixed charges and the ratio of our combined fixed charges and preference dividends to deficiency of earnings for each of the periods presented. Our earnings were insufficient to cover fixed charges in the quarter ended March 31, 2005 and in each of the years in the five-year period ended December 31, 2004. Because of the deficiency, the ratio information is not applicable. The extent to which earnings were insufficient to cover fixed charges is shown below. Amounts shown are in thousands.

	Three Months	Year Ended December 31,
	Ended
	March 31, 2005	2004	2003	2002	2001	2000

Deficiency of earnings available to cover fixed charges	$(18,296)	$(57,662)	$(43,108)	$(28,029)	$(17,111)	$(9,420)

Deficiency of earnings available to cover combined fixed charges and preferred dividends	$(18,296)	$(57,662)	$(96,231)	$(42,713)	$(17,718)	$(13,116)

       For purposes of computing the deficiency of earnings available to cover fixed charges and the deficiency of earnings available to cover combined fixed charges and preferred dividends, fixed charges represent interest expense, the portion of operating lease rental expense that is representative of interest and amortization of discount related to indebtedness. Deficiency of earnings consist of loss before income taxes, plus fixed charges. For the periods set forth in the table above, we had preference securities outstanding only during 2003, 2002, 2001 and 2000, and have no preference securities outstanding as of the date of this prospectus.

USE OF PROCEEDS
       Unless otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, including clinical trials, research and development expenses, commercial development expenses, regulatory affairs expenses, general and administrative expenses, process development and manufacturing expenses and potential acquisitions of companies, products and technologies that complement our business. We will set forth in the prospectus supplement our intended use for the net proceeds received from the sale of any securities. Pending the application of the net proceeds, we intend to invest the net proceeds in investment-grade, interest-bearing securities. We will not receive any proceeds from the sale of common stock by the selling stockholders, if any.
DESCRIPTION OF CAPITAL STOCK
       Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. As of May 31, 2005, there were 35,779,308 shares of common stock outstanding and no shares of preferred stock outstanding.
Common Stock
       The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.
       Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Myogen, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All shares of common stock to be issued under this prospectus will be fully paid and non-assessable.
Preferred Stock
       Our restated certificate of incorporation provides that our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of a series, without further vote or action by the stockholders.
       We will fix the rights, preferences, privileges and restrictions of the preferred stock of each series in the certificate of designation relating to that series. We will incorporate by reference as an exhibit to the registration statement that includes this prospectus or as an exhibit to a current report on Form 8-K, the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of the related series of preferred stock. This description will include:

•	the title and stated value;

•	the number of shares we are offering;

•	the liquidation preference per share;

•	the purchase price;

•	the dividend rate, period and payment date and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

•	any listing of the preferred stock on any securities exchange or market;

•	whether the preferred stock will be convertible into our common stock, and, if applicable, the conversion price, or how it will be calculated, and the conversion period;

•	whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price, or how it will be calculated, and the exchange period;

•	voting rights, if any, of the preferred stock;

•	preemption rights, if any;

•	restrictions on transfer, sale or other assignment, if any;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

•	any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.
       If we issue shares of preferred stock under this prospectus, the shares will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.
       The General Corporation Law of the State of Delaware, the state of our incorporation, provides that the holders of preferred stock will have the right to vote separately as a class on any proposed fundamental change in the rights of the preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.
       The issuance of preferred stock could adversely affect the voting power, conversion or other rights of holders of our common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents
       The following paragraphs summarize certain provisions of the Delaware General Corporation Law, or DGCL, and our Restated Certificate of Incorporation, or Amended Charter, and Amended and Restated Bylaws, or Amended Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to our Amended Charter and Amended Bylaws, copies of which are on file with the Commission as exhibits to registration statements previously filed by us. See “Where You Can Find More Information.”
       Our Amended Charter and Amended Bylaws, contain provisions that, together with the ownership position of our officers, directors and their affiliates, could discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market price of our common stock.
       Our Amended Charter limits the personal liability of our directors to our company and our stockholders to the fullest extent permitted by the DGCL. The inclusion of this provision in our Amended Charter may reduce the likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against our directors for breach of their duty of care.
       Our Amended Charter and Amended Bylaws provide that special meetings of stockholders can be called only by the chairman of our board of directors, our chief executive officer or a majority of the members of our board of directors. Stockholders are not permitted to call a special meeting and cannot require our board of directors to call a special meeting. Any vacancy on our board of directors resulting from death, resignation, removal or otherwise or newly created directorships may be filled only by vote of the majority of directors then in office, or by a sole remaining director, unless our board of directors determines by resolution that such vacancy shall be filled by the vote of the stockholders.
       We are subject to Section 203 of the DGCL. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
       Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Registration Rights
       Certain holders of shares of our common stock are entitled to certain rights with respect to registration of those shares under the Securities Act. If we propose to register in an underwritten offering any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration. In addition, the holders of these shares may require us, at our expense and subject to certain limitations, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration.
       Such investors have waived their registration rights in connection with the offering under this registration statement. In connection with such waiver of registration rights. we have entered into an agreement with certain investors providing them the right to sell their pro rata portion of the 2,500,000 shares of common stock offered under this prospectus, subject to a limitation of the number of shares to be sold under certain circumstances.
Transfer Agent And Registrar
       The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.
Listing on the Nasdaq National Market
       Our common stock is listed on the Nasdaq National Market under the symbol “MYOG”.
DESCRIPTION OF DEPOSITARY SHARES
       We may offer fractional shares of preferred stock rather than full shares of preferred stock, and, in that event, will issue receipts for depositary shares. Each of these depositary shares will represent a fraction, which will be set forth in the applicable prospectus supplement, of a share of the applicable series of preferred stock.
       The shares of any series of preferred stock underlying any depositary shares that we may sell under this prospectus will be deposited under a deposit agreement between us and a depositary selected by us. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, in proportion to the applicable fraction of a share of the preferred stock underlying the depositary share, to all of the rights, preferences and privileges, and be subject to the qualifications and restrictions, of the preferred stock underlying that depositary share.
       The depositary shares will be evidenced by depositary receipts issued under a deposit agreement. Depositary receipts will be distributed to the holders of the depositary shares that are sold in the applicable offering. We will incorporate by reference into the registration statement of which this prospectus is a part the form of any deposit agreement, including a form of depositary receipt, that describes the terms of any depositary shares we are offering before the issuance of the related depositary shares. The following summaries of material provisions of the deposit agreement, the depositary shares and the depositary receipts are subject to, and qualified in their entirety by reference to, all of the provisions of the deposit agreement applicable to a particular offering of depositary shares. We urge you to read the prospectus supplements relating to any depositary shares that are sold under this prospectus, as well as the complete deposit agreement and depositary receipt.

Form
       Pending the preparation of definitive depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all of the rights of definitive depositary receipts. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.
Dividends and Other Distributions
       The depositary will distribute all cash dividends or other cash distributions received with respect to the underlying preferred stock to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders.
       If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders, unless the depositary determines that it is not feasible to do so. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to those holders in proportion to the number of depositary shares owned by them.
Withdrawal of Underlying Preferred Stock
       Except as otherwise provided in a prospectus supplement, holders may surrender depositary receipts at the principal office of the depositary and, upon payment of any unpaid amount due to the depositary, be entitled to receive the number of whole shares of underlying preferred stock and all money and other property represented by the related depositary shares. We will not issue any partial shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue a new depositary receipt evidencing the excess number of depositary shares to the holder.
Redemption of Depositary Shares
       If the preferred stock underlying any depositary shares we may sell under this prospectus is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from any such redemption, in whole or in part, of that underlying preferred stock. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the underlying preferred stock. Whenever we redeem shares of underlying preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of underlying preferred stock so redeemed. If fewer than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately, as may be determined by the depositary.
Voting
       Upon receipt of notice of any meeting at which holders of the preferred stock underlying any depositary shares that we may sell under this prospectus are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the underlying preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the underlying preferred stock represented by the holder’s depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and we will agree to take all reasonable actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the underlying preferred stock to the extent it does not receive specific instructions with respect to the depositary shares representing such preferred stock.
Conversion of Preferred Stock
       If the prospectus supplement relating to any depositary shares that we may sell under this prospectus states that the underlying preferred stock is convertible into our common stock or other securities, the following will apply. The depositary shares, as such, will not be convertible into any of our securities. Rather, any holder of the depositary shares may surrender the related depositary receipts to the depositary with written instructions that direct us to cause conversion of the preferred stock represented by the depositary shares into or for whole shares of our common stock or other securities, as applicable. Upon receipt of those instructions and any amounts payable by the holder in connection with the conversion, we will cause the conversion using the same procedures as those provided for conversion of the underlying preferred stock. If only some of a holder’s depositary shares are converted, a new depositary receipt or receipts will be issued to the holder for any depositary shares not converted.
Amendment and Termination of the Deposit Agreement
       The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective until 90 days after notice of that amendment has been given to the holders. Each holder of depositary shares at the time any amendment becomes effective shall be deemed to consent and agree to that amendment and to be bound by the deposit agreement as so amended. The deposit agreement may be terminated by us or by the depositary only if all outstanding depositary shares have been redeemed or converted into any other securities into which the underlying preferred stock is convertible or there has been a final distribution, including to holders of depositary receipts, of the underlying preferred stock in connection with our liquidation, dissolution or winding up.
Charges of Depositary
       We will pay all charges of the depositary, except for taxes and governmental charges and other charges as are expressly provided for in the deposit agreement to be for the account of the holders of depositary shares or persons other than ourselves who may deposit any underlying preferred stock with the depositary.
Reports
       The depositary will forward to holders of depositary receipts all notices and reports from us that we deliver to the depositary and that we are required to furnish to the holders of the underlying preferred stock.
Limitation on Liability
       Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance of our respective duties under the deposit agreement without, in our case, negligence or bad faith or, in the case of the depositary, negligence or willful misconduct. We and the depositary may rely upon advice of counsel or accountants, or upon information provided by persons presenting the underlying preferred stock for deposit, holders of depositary receipts or other persons believed by us in good faith to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary
       The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.
DESCRIPTION OF DEBT SECURITIES
       The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer under this prospectus, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities we offer under a prospectus supplement may differ from the terms we describe below. However, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness. As of June 3, 2005, we have $1,175,760 in principal debt outstanding and payable to certain financial institutions and substantially all of our assets are pledged as collateral for such senior debt.
       We will issue the senior debt securities under the senior indenture that we will enter into with the trustee to be named in the senior indenture. We will issue the subordinated debt securities under the subordinated indenture that we will enter into with the trustee to be named in the subordinated indenture. We have filed forms of these documents as exhibits to the registration statement which includes this prospectus. We use the term “indentures” in this prospectus to refer to both the senior indenture and the subordinated indenture.
       The indentures will be qualified under the Trust Indenture Act of 1939. We use the term “debenture trustee” to refer to either the trustee under the senior indenture or the trustee under the subordinated indenture, as applicable.
       The following summaries of material provisions of the senior debt securities, the subordinated debt securities and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplements related to the debt securities that we sell under this prospectus, as well as the indenture that contains the terms of the debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical.
General
       We will describe in each prospectus supplement the following terms relating to a series of debt securities:

•	the title;

•	the principal amount being offered, and if a series, the total amount authorized and the total amount outstanding;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of debt securities in global form, the terms and who the depositary will be;

•	the maturity date;

•	whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;

•	the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	restrictions on transfer, sale or other assignment, if any;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions and the terms of those redemptions provisions;

•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities and the currency or currency unit in which the debt securities are payable;

•	whether the indenture will restrict our ability and/or the ability of our subsidiaries to:

•	incur additional indebtedness;

•	issue additional securities;

•	create liens;

•	pay dividends and make distributions in respect of our capital stock and the capital stock of our subsidiaries;

•	redeem capital stock;

•	place restrictions on our subsidiaries’ ability to pay dividends, make distributions or transfer assets;

•	make investments or other restricted payments;

•	sell or otherwise dispose of assets;

•	enter into sale-leaseback transactions;

•	engage in transactions with stockholders and affiliates;

•	issue or sell stock of our subsidiaries; or

•	effect a consolidation or merger;

•	whether the indenture will require us to maintain any interest coverage, fixed charge, cash flow-based, asset-based or other financial ratios;

•	a discussion of any material or special United States federal income tax considerations applicable to the debt securities;

•	information describing any book-entry features;

•	provisions for a sinking fund purchase or other analogous fund, if any;

•	whether the debt securities are to be offered at a price such that they will be deemed to be offered at an “original issue discount” as defined in paragraph (a) of Section 1273 of the Internal Revenue Code;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any additional events of default or covenants provided with respect to the debt securities, and any terms that may be required by us or advisable under applicable laws or regulations.
Conversion or Exchange Rights
       We will set forth in the prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for our common stock or our other securities. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of our common stock or our other securities that the holders of the series of debt securities receive would be subject to adjustment.
Consolidation, Merger or Sale
       The indentures will not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquiror of such assets must assume all of our obligations under the indentures or the debt securities, as appropriate. If the debt securities are convertible for our other securities or securities of other entities, the person with whom we consolidate or merge or to whom we sell all of our property must make provisions for the conversion of the debt securities into securities that the holders of the debt securities would have received if they had converted the debt securities before the consolidation, merger or sale.
Events of Default Under the Indenture
       The following are events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and payable and our failure continues for 90 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, premium or sinking fund payment, if any, when due and payable and the time for payment has not been extended or delayed;

•	if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant specifically relating to another series of debt securities, and our failure continues for 90 days after we receive notice from the debenture trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur.
       If an event of default with respect to debt securities of any series occurs and is continuing, other than an event of default specified in the last bullet point above, the debenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the debenture trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If an event of default specified in the last bullet point above occurs with respect to us, the principal amount of and accrued interest, if any, of each issue of debt securities then outstanding shall be due and payable without any notice or other action on the part of the debenture trustee or any holder.
       The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.
       Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debenture trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the debenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the debt securities of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•	subject to its duties under the Trust Indenture Act of 1939, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.
       A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the debenture trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the debenture trustee to institute the proceeding as trustee; and

•	the debenture trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 90 days after the notice, request and offer.
       These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.
       We will periodically file statements with the debenture trustee regarding our compliance with specified covenants in the indentures.
Modification of Indenture; Waiver
       We and the debenture trustee may change an indenture without the consent of any holders with respect to specific matters:

•	to fix any ambiguity, defect or inconsistency in the indenture;

•	to comply with the provisions described above under “Consolidation, Merger or Sale”;

•	to comply with any requirements of the SEC in connection with the qualification of any indenture under the Trust Indenture Act of 1939;

•	to add to, delete from or revise the conditions, limitations, and restrictions on the authorized amount, terms, or purposes of issue, authentication and delivery of debt securities, as set forth in the indenture;

•	to provide for the issuance of and establish the form and terms and conditions of the debt securities of any series as provided under “General” to establish the form of any certifications required to be furnished pursuant to the terms of the indenture or any series of debt securities, or to add to the rights of the holders of any series of debt securities;

•	to evidence and provide for the acceptance of appointment hereunder by a successor trustee;

•	to provide for uncertificated debt securities and to make all appropriate changes for such purpose;

•	to add to our covenants such new covenants, restrictions, conditions or provisions for the protection of the holders, and to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default; or

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.
       In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the debenture trustee may only make the following changes with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of debt securities;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or reducing any premium payable upon the redemption of any debt securities; or

•	reducing the percentage of debt securities, the holders of which are required to consent to any amendment, supplement, modification or waiver.
Discharge
       Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for specified obligations, including obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	recover excess money held by the debenture trustee;

•	compensate and indemnify the debenture trustee; and

•	appoint any successor trustee.
       In order to exercise our rights to be discharged, we must deposit with the debenture trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer
       We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depositary named by us and identified in a prospectus supplement with respect to that series. See “Legal Ownership of Securities” for a further description of the terms relating to any book-entry securities.
       At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.
       Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.
       We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.
       If we elect to redeem the debt securities of any series, we will not be required to:

•	issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.
Information Concerning the Debenture Trustee
       The debenture trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the debenture trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.
Payment and Paying Agents
       Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

       We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check that we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the debenture trustee in the City of New York as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.
       All money we pay to a paying agent or the debenture trustee for the payment of the principal of or any premium or interest on any debt securities that remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.
Governing Law
       The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.
Subordination of Subordinated Debt Securities
       The subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated debt securities that we may issue. It also does not limit us from issuing any other secured or unsecured debt.
DESCRIPTION OF WARRANTS
       The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below. However, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness. We will incorporate by reference into the registration statement of which this prospectus is a part the form of warrant agreement, including a form of warrant certificate, that describes the terms of the series of warrants we are offering before the issuance of the related series of warrants. The following summaries of material provisions of the warrants and the warrant agreements are subject to, and qualified in their entirety by reference to, all the provisions of the warrant agreement applicable to a particular series of warrants. We urge you to read the applicable prospectus supplements related to the warrants that we sell under this prospectus, as well as the complete warrant agreements that contain the terms of the warrants. As of May 31, 2005, there were outstanding warrants to purchase an aggregate of 1,878,351 shares of our common stock.
General
       We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

•	the offering price and aggregate number of warrants offered;

•	the currency for which the warrants may be purchased;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at, and currency in which, this principal amount of debt securities may be purchased upon such exercise;

•	in the case of warrants to purchase common stock, preferred stock or depositary shares, the number of shares of common stock, preferred stock or depositary shares, as the case may be, purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreements and the warrants;

•	the terms of any rights to redeem or call the warrants;

•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the manner in which the warrant agreements and warrants may be modified;

•	federal income tax consequences of holding or exercising the warrants;

•	the terms of the securities issuable upon exercise of the warrants; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.
       Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

•	in the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants to purchase common stock, preferred stock or depositary shares, the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.
Exercise of Warrants
       Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. New York time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.
       Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.
       Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.
Governing Law
       The warrants and warrant agreements will be governed by and construed in accordance with the laws of the State of New York.
Enforceability of Rights by Holders of Warrants
       Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.
LEGAL OWNERSHIP OF SECURITIES
       We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee, depositary or warrant agent maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as “indirect holders” of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.
Book-Entry Holders
       We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.
       Only the person in whose name a security is registered is recognized as the holder of that security. Securities issued in global form will be registered in the name of the depositary or its participants. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

       As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.
Street Name Holders
       We may terminate a global security or issue securities in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.
       For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.
Legal Holders
       Our obligations, as well as the obligations of any applicable trustee and of any third parties employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.
       For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture or for other purposes. In such an event, we would seek approval only from the holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the holders.
Special Considerations For Indirect Holders
       If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities
       A global security is a security that represents one or any other number of individual securities held by a depositary. Generally, all securities represented by the same global securities will have the same terms.
       Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form.
       A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.
       If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.
Special Considerations For Global Securities
       As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.
       If securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above;

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	The depositary may, and we understand that DTC will, require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When A Global Security Will Be Terminated
       In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.
       The global security will terminate when the following special situations occur:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.
       The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.
SELLING STOCKHOLDERS
       We are registering the 2,500,000 shares referenced in the table below to permit each of the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell the shares in the manner contemplated under the “Plan of Distribution.” The following table sets forth the name of each selling stockholder, the number of shares owned by each of the respective selling stockholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling stockholders after this offering is completed. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, however, each of the selling stockholders has agreed with us that the number of shares it may offer under this prospectus or any supplement may be reduced if marketing factors require a limitation of the amount of securities sold in connection with an underwritten offering under this prospectus or any supplement to this prospectus. We are party to the Third Amended and Restated Investor Rights Agreement with the selling stockholders that requires us to register their shares under applicable federal and state securities laws under specific circumstances and at specific times. We have agreed to indemnify the selling stockholders (including their respective affiliates, trustees, officers, investment advisers and controlling persons) against certain losses, claims, damages and liabilities, including liabilities under applicable securities laws. All expenses incurred with the registration of the shares of common stock owned by the selling stockholders will be borne by us. Additionally, the selling stockholders have agreed to a lock-up with us, and to enter into lock-up agreements with any underwriters that may be involved in the sale of any securities with respect to which this prospectus is being delivered, covering approximately 13.6 million of the shares held by the selling stockholders for 90 days after the first delivery of any supplement relating to an underwritten offering under this prospectus. Except for such agreements, we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders, subject to the foregoing limitations.
       Ownership is based upon information provided by each respective selling stockholder, schedules 13G and other public documents filed with the SEC. Unless otherwise noted, none of the share amounts set forth below represents more than 1% of our outstanding stock as of May 31, 2005, adjusted as required by rules promulgated by the SEC. The percentages of shares owned after the offering are based on 35,779,308 shares of our common stock outstanding as of May 31, 2005, including the shares of common stock offered in this prospectus.

	Shares of		Shares Owned
	Common Stock		After Offering(2)
	Owned Prior to	Number of Shares
Name	Offering(1)	Being Offered	Number	Percent

Sequel Limited Partnership(3)	499,633	126,757	372,876	1.0%
Sequel Limited Partnership III(3)	1,475,418	147,333	1,328,085	3.7
Sequel Euro Limited Partnership(3)	193,088	48,986	144,102	*
Sequel Entrepreneurs’ Fund III, L.P.(3)	41,003	4,094	36,909	*
InterWest Partners VI, L.P.(4)	1,144,388	245,092	899,296	2.5
InterWest Partners VIII, L.P.(4)	2,327,774	410,513	1,917,261	5.4
InterWest Investors VI, L.P.(4)	35,881	7,684	28,197	*
InterWest Investors VIII, L.P.(4)	18,579	3,277	15,302	*
InterWest Investors Q VIII, L.P.(4)	66,597	11,745	54,852	*
New Enterprise Associates 9, Limited Partnership(5)	2,541,089	644,673	1,896,416	5.3
New Enterprise Associates 10, Limited Partnership(5)	4,375,336	848,740	3,526,596	9.9
NEA Presidents Fund, L.P.(5)	3,636	922	2,714	*
NEA Ventures 1999, Limited Partnership(5)	727	184	543	*

*	Percentages are not shown if holdings total less than 1% of total outstanding shares.

(1)	Assumes the exercise of all warrants to purchase common stock held by the selling stockholders.

(2)	Assumes the sale of all shares offered in this prospectus.

(3)	Excludes, with respect to each selling stockholder, any shares of common stock held by the other selling stockholders. The General Partner of Sequel Limited Partnership III and Sequel Entrepreneurs’ Fund III, L.P. is Sequel Venture Partners III, L.L.C. (“SVP III”). The General Partner of Sequel Limited Partnership, and Sequel Euro Limited Partnership is Sequel Venture Partners I, L.L.C. (“SVP I”). SVP III and SVP I may be deemed to indirectly beneficially own the shares owned by the Sequel Limited Partnership III, Sequel Entrepreneurs’ Fund III, L.P., Sequel Limited Partnership, and Sequel Euro Limited Partnership (collectively, the “Sequel Funds”). Daniel J. Mitchell, a director of Myogen, is a manager of SVP III and SVP I and may be deemed to be the indirect beneficial owner of the shares owned by the Sequel Funds. Mr. Mitchell disclaims beneficial ownership of the shares held by the Sequel Funds, except to the extent of his pecuniary interest arising therein. Also excludes 7,500 shares subject to options held by Mr. Mitchell.

(4)	Excludes, with respect to each selling stockholder, any shares of common stock held by the other selling stockholders. The General Partner of InterWest Partners VI, LP and InterWest Investors VI, LP (the “InterWest 6 Funds”) is InterWest Management Partners VI, LLC (the “General Partner 6 Entity”). The General Partner of InterWest Partners VIII, LP, InterWest Investors VIII, LP, and InterWest Investors Q VIII, LP (the “InterWest 8 Funds”) is InterWest Management Partners VIII, LLC (the “General Partner 8 Entity”). The General Partner 6 Entity and the General Partner 8 Entity may be deemed to indirectly beneficially own the shares owned by the InterWest 6 Funds and the InterWest 8 Funds, respectively. Arnold L. Oronsky, Ph.D, a director of Myogen, is a managing director of the General Partner 6 Entity and the General Partner 8 Entity, and may be deemed to be the indirect beneficial owner of the shares owned by the InterWest 6 Funds and InterWest 8 Funds. Dr. Oronsky disclaims beneficial ownership of the shares held by the InterWest 6 Funds and InterWest 8 Funds except to the extent of his pecuniary interest arising therein. Also excludes 7,500 shares subject to options held by Dr. Oronsky.

(5)	Excludes, with respect to each selling stockholder, any shares of common stock held by the other selling stockholders. The General Partners of New Enterprise Associates 9, Limited Partnership, New Enterprise Associates 10, Limited Partnership, NEA Presidents Fund, L.P. and NEA Ventures 1999, Limited Partnership (collectively, “NEA Funds”) are NEA Partners 10, Limited Partnership, NEA Partners 9, Limited Partnership, NEA General Partners, L.P. and Lou Van Dyck, respectively (the “NEA Fund General Partners”). The NEA Fund General Partners may be deemed to indirectly beneficially own the shares owned by the NEA Funds. Sigrid Van Bladel, Ph.D., a director of Myogen, is a partner of New Enterprise Associates but does not have voting or dispositive power with respect to the shares held by New Enterprise Associates 10, Limited Partnership, New Enterprise Associates 9, Limited Partnership, NEA Presidents Fund, L.P. or NEA Ventures 1999, Limited Partnership. Therefore, Dr. Van Bladel disclaims beneficial ownership of these shares, except to the extent of her proportionate interest therein. Also excludes 7,500 shares subject to options held by Dr. Van Bladel.

PLAN OF DISTRIBUTION
Company Distribution
       We may sell the securities through underwriters or dealers, through agents, or directly to one or more purchasers. A prospectus supplement or supplements will describe the terms of the offering of the securities, including:

•	the name or names of any underwriters, if any;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

       If underwriters are used in the sale, they will acquire the securities for their own account and may resell the securities from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.
       We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment. However, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness.
       We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.
       We may provide agents and underwriters with indemnification against civil liabilities related to this offering, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.
       All securities we offer, other than common stock, will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.
       Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.
       Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

       In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.
Selling Stockholder Distribution
       The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
       The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on The Nasdaq National Market (or any other exchange on which the shares may be listed);

•	on the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
       The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or under any applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
       In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.

The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
       The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.
       The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.
       The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
       To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
       In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
       We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
       We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
       We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) 90 days following the effectiveness of the registration statement, (2) such time as all of the shares covered by this prospectus held by the selling stockholders have been disposed of pursuant to and in accordance with the registration statement or (3) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act during any 90 day period without reliance on Rule 144(k).
       With respect to the approximately 13.6 million shares held by the selling stockholders, the proposed methods of transfer described in this plan of distribution are subject to lockup agreements between us and such selling stockholders, which will remain in effect until 90 days after the first delivery of any supplement relating to an underwritten offering under this prospectus.
LEGAL MATTERS
       The validity of the securities being offered hereby will be passed upon by Cooley Godward llp, Broomfield, Colorado.
EXPERTS
       The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
       We file reports, proxy statements, and other information with the SEC. The public may read and copy any materials filed by us at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or on the Internet site maintained by the SEC at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our common stock is listed on the Nasdaq National Market, and these reports, proxy statements, and other information are also available for inspection at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1504.
       This prospectus is part of a registration statement filed by us with the SEC. The full registration statement can be obtained from the SEC, as indicated above, or from us.
       The SEC allows us to “incorporate by reference” the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus. We incorporate by reference the following documents that have been filed with the SEC (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K and all exhibits related to such items):

•	our annual report on Form 10-K for the year ended December 31, 2004;

•	our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005;

•	our current reports on Form 8-K filed on January 31, 2005, March 2, 2005 (as amended), March 9, 2005, March 23, 2005, March 24, 2005 and May 26, 2005;

•	the description of our common stock set forth in our registration statement on Form S-1 (Registration No. 333-108301) filed with the SEC on August 28, 2003; and

•	our definitive proxy statement filed pursuant to Section 14 of the Exchange Act in connection with our 2005 Annual Meeting of Stockholders filed with the SEC on April 18, 2005.
       Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.
       We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of

1934, as amended (the “Exchange Act”), until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.
       We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to the Investor Relations Department at Myogen, Inc., at 7575 West 103rd Avenue, Suite 102, Westminster, CO 80021, telephone: (303) 410-6666.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

4,000,000 Shares
Myogen, Inc.
Common Stock

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